SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Westway Group, Inc.

(Name of Subject Company)

Westway Group, Inc.

(Names of Person Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

Series A Perpetual Convertible Preferred Stock, par value $0.0001 per share

Warrants, exercise price of $5.00 per share of Class A Common Stock

(Title of Class of Securities)

96169B100

(CUSIP Number for Class A Common Stock)

James B. Jenkins

Chief Executive Officer

Westway Group, Inc.

365 Canal Street, Suite 2900

New Orleans, LA 70130

(504) 525-9741

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Craig L. Godshall, Esq.

Stephen M. Leitzell, Esq.

Dechert LLP

2929 Arch Street, 21st Floor

Philadelphia, PA 19104

(215) 994-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Westway Group, Inc., a Delaware corporation (the “Company,” “we” or “us”). The Company’s principal executive offices are located at 365 Canal Street, Suite 2900, New Orleans, LA 70130, and its telephone number is (504) 525-9741.

Securities

The title of the classes of equity securities to which this Schedule 14D-9 relates are (i) Class A Common Stock of the Company, par value $0.0001 per share, (the “Class A Common Stock”), (ii) Class B Common Stock of the Company, par value $0.0001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), (iii) Series A Perpetual Convertible Preferred Stock of the Company, par value $0.0001 per share (the “Preferred Stock”) and (iv) warrants of the Company, each such warrant carrying the right to purchase one share of Class A Common Stock at an exercise price of $5.00 per warrant (the “Warrants”). As of the close of business on December 24, 2012 there were 14,571,663 shares of Class A Common Stock outstanding, 13,652,763 shares of Class B Common Stock outstanding (including 232,627 unvested shares of restricted Common Stock (the “Restricted Stock”)), 33,321,892 shares of Preferred Stock outstanding and 3,476,189 Warrants outstanding.

Item 2.	Identity and Background of the Filing Person

Name and Address

The Company is the subject company, and the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above under the heading “Name and Address.” The Company’s website address is http://www.westway.com. The Company’s website and the information on or connected to the Company’s website are not a part of this Schedule 14D-9 and are not incorporated herein by reference.

Offer

This Schedule 14D-9 relates to the cash tender offer by Bishop Infrastructure III Acquisition Company, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Bishop Infrastructure II Acquisition Company, Inc., a Delaware corporation (“Parent”). Parent is a controlled affiliate of EQT Infrastructure II Limited Partnership, a limited partnership registered under the laws of England and Wales (the “Guarantor” and all references to any discussion, negotiation, meeting or interaction with the Guarantor shall hereinafter be understood to include Guarantor’s affiliated advisors), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on December 31, 2012 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase for cash: (i) all of the outstanding shares of Common Stock at a purchase price of $6.70 per share of Common Stock, (ii) all of the outstanding Warrants at a purchase price per share of Common Stock subject to each such Warrant of $1.70, and (iii) all of the outstanding shares of Preferred Stock at a purchase price of $6.79 per share of Preferred Stock (each an applicable “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 31, 2012 (the “Offer to Purchase”), and the related letters of transmittal (the “Letters of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and Letters of Transmittal are filed as Exhibits (a)(1), (a)(2) and (a)(3), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 20, 2012, by and among Parent, Purchaser and the Company (as amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that following the consummation of the Offer and satisfaction or, if permissible, waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned direct subsidiary of Parent (the “Surviving Corporation”). At the time the Merger becomes effective (the “Effective Time”), each share of Common Stock and Preferred Stock and each Warrant of the Company issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock or Preferred Stock held by (i) the Company as treasury stock or otherwise by Parent or Purchaser, including as a result of an exercise by Purchaser of the Top-Up Option (as defined below) or conversion of the Preferred Stock (if necessary to ensure that at least 90% of the shares of Common Stock and 90% of the shares of Preferred Stock are owned by Purchaser), and any of their respective direct or indirect wholly-owned subsidiaries, which in each case will be cancelled without payment of any consideration therefor and (ii) stockholders who have perfected their statutory rights of appraisal under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be cancelled and converted into the right to receive an amount in cash equal to the applicable Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly-owned by Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The principal executive office of the Purchaser and the Parent is located at One North Lexington Avenue, 11th Floor, White Plains, New York 10601 and the telephone number of that address is (914) 220-0900. The principal executive office of the Guarantor is located at World Trade Center Schiphol, H Tower, Floor 4, Schiphol Boulevard 355, 1118 BJ Schiphol, The Netherlands.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest, between the Company or its affiliates, on the one hand, and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Parent or Purchaser

Merger Agreement

On December 20, 2012, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The Merger Agreement contains various representations, warranties and covenants made by the Company to Parent and Purchaser and representations, warranties and covenants made by Parent and Purchaser to the Company. The representations, warranties and covenants contained in the Merger Agreement were made as of specific dates, were the product of negotiations among the Company, Parent and Purchaser and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in a confidential disclosure letter that the parties exchanged in connection with the signing of the Merger Agreement. Such confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. Moreover, certain representations, warranties and covenants in the Merger Agreement are intended solely to allocate risk between the Company, on the one hand, and Parent and Purchaser, on the other hand, rather than to establish matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to the Company, Parent and Purchaser that may be different from those that are applicable to the Company’s stockholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser.

Limited Guarantee

On December 20, 2012, in connection with the entry into the Merger Agreement, the Guarantor executed and delivered to the Company a limited guarantee (the “Limited Guarantee”). Pursuant to the Limited Guarantee, the Guarantor has agreed to guarantee the performance and discharge of the payment liabilities and obligations of Parent and Purchaser under the Merger Agreement. However, under the terms of the Limited Guarantee, the Guarantor’s maximum liability cannot exceed $419.3 million. The Limited Guarantee will terminate upon the earliest of (i) the closing date of the Merger Agreement, provided that all obligations of Parent and Purchaser have been paid, (ii) to the extent that the Company obtains the right to terminate the Merger Agreement due to certain breaches by Parent or Purchaser and does not exercise such right within 90 days after becoming aware of such right, (iii) termination of the Merger Agreement in accordance with its terms (other than in respect of certain matters surviving termination, to the extent of the liabilities relating to such matters (not to exceed $419.3 million)) and (iv) upon termination of the Purchase Agreement (as defined herein).

This summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Support Agreements

On December 20, 2012, in connection with the entry into the Merger Agreement, Agman Louisiana, Inc. (“Agman”), the Company’s largest stockholder, and Francis P. Jenkins, Jr. and John E. Toffolon, Jr., two of the Company’s directors, entered into support agreements with Parent and Purchaser (the “Support Agreements”) under which they have agreed to tender all of their shares of Common Stock and Preferred Stock in the Offer within ten business days after the Offer commences and to support the Merger and, if applicable, to vote all of their shares in favor of adoption of the Merger Agreement and the approval of the Merger upon the terms and subject to the conditions of the Support Agreement. Such stockholders may only withdraw their shares in certain limited circumstances, such as a reduction in the Offer Price, a reduction in the number of shares of Common Stock or Preferred Stock subject to the Offer or a change in the form of consideration payable in the Offer. Messrs. Jenkins and Toffolon also provided certain covenants not to sue related to the transactions contemplated by the Merger Agreement. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or the Offer or the occurrence of any of the events described in the preceding sentence. Messrs. Jenkins and Toffolon and Agman, collectively beneficially own 14,935,507 shares of Common Stock, 33,321,892 shares of Preferred Stock and 3,376,189 Warrants, which represents approximately 79% of the fully diluted common shares of the Company.

Each of Mr. Jenkins and Mr. Toffolon covenanted in their respective Support Agreements not to initiate or join any litigation (directly or indirectly) against the Company or any of its subsidiaries or against the Parent or its subsidiaries or affiliates (including, in each case, their respective officers and directors) related to the Purchase Agreement (as defined herein), the Merger Agreement and the transactions contemplated thereby, subject to certain exceptions, including their right to seek indemnification and insurance pursuant to the Company’s organizational documents and the Merger Agreement. If the stockholders who executed Support Agreements tender all of their shares of Common Stock and Preferred Stock and Warrants pursuant to the Offer, the Minimum Condition will be satisfied. As a result, if the Offer is consummated and assuming that (i) Parent and Purchaser exercise the Top-Up Option and convert all but one share of Preferred Stock into shares of Class A Common Stock immediately prior to the consummation of the Merger, (ii) no Shares (other than the Top-Up Option Shares (as defined herein)) are issued by the Company after the date of the Offer to Purchase and (iii) the Shares subject to the Support Agreements are validly tendered in the Offer, Parent and Purchaser would have sufficient ownership of the outstanding Shares (including the Top-Up Option Shares) to consummate the Merger pursuant to the “short-form merger” provisions of the DGCL without the approval of any other stockholder of the Company (whether at a meeting or otherwise) even if no Shares are tendered in the Offer by any other stockholder of the Company.

This summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, which are filed exhibits (e)(3), (e)(4) and (e)(5) hereto, respectively, and are incorporated herein by reference.

Confidentiality Agreements

On October 30, 2012 and as amended on November 7, 2012, the Company and EQT Infrastructure II GP B.V., acting as general partner of Guarantor (“EQT Infrastructure II” and all references hereinafter to EQT Infrastructure II shall be to EQT Infrastructure II acting in its capacity as general partner of Guarantor and all references to any discussion, negotiation, meeting or interaction with EQT Infrastructure II shall hereinafter be understood to include EQT Infrastructure II’s affiliated advisors), acting as general partner of Guarantor, entered into a confidentiality agreement (the “New Confidentiality Agreement”). Under the New Confidentiality Agreement, EQT Infrastructure II agreed, among other things, to keep non-public information regarding the Company confidential (subject to certain exceptions). Pursuant to the New Confidentiality Agreement, EQT Infrastructure II agreed that it would only disclose confidential information to its representatives who were participating in the evaluation of the proposed transaction and who “need to know” such information for the purposes of such evaluation or as may be required by law (subject to certain conditions and exceptions). Under the New Confidentiality Agreement, EQT Infrastructure II also agreed, among other things, to certain “standstill” provisions for the protection of the Company for a period of one year from the date of the New Confidentiality Agreement. EQT Infrastructure II also agreed that for two years from the date of the New Confidentiality Agreement, EQT Infrastructure II would not solicit or hire certain of the Company’s officers and employees, subject to certain exceptions.

This summary of the New Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the New Confidentiality Agreement, a copy of which is filed as Exhibit (e)(6) hereto and is herein incorporated by reference.

On January 16, 2012, the Company and EQT Infrastructure Limited (“EQT Infrastructure I” and all references to any discussion, negotiation, meeting or interaction with EQT Infrastructure I shall hereinafter be understood to include EQT Infrastructure I’s affiliated advisors) entered into a confidentiality agreement (the “Old Confidentiality Agreement”). Under the Old Confidentiality Agreement, EQT Infrastructure I agreed, among other things, to keep non-public information regarding the Company confidential (subject to certain exceptions). Pursuant to the Old Confidentiality Agreement, EQT Infrastructure I agreed that it would only disclose confidential information to its representatives who were participating in the evaluation of the proposed transaction and who “need to know” such information for the purposes of such evaluation or as may be required by law (subject to certain conditions and exceptions). Under the Old Confidentiality Agreement, EQT Infrastructure I also agreed, among other things, to certain “standstill” provisions for the protection of the Company for a period of one year from the date of the Old Confidentiality Agreement. EQT Infrastructure I also agreed that for two years from the date of the Old Confidentiality Agreement, EQT Infrastructure I would not solicit or hire certain of the Company’s officers and employees, subject to certain exceptions.

This summary of the Old Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Old Confidentiality Agreement, a copy of which is filed as Exhibit (e)(7) hereto and is herein incorporated by reference.

Arrangements Between the Company and its Directors, Executive Officers and Affiliates

Overview

In considering the recommendation of the Board set forth in Item 4 below under the heading “Recommendation of the Special Committee and the Board,” the Company’s stockholders should be aware that certain affiliates of the Company and directors and executive officers of the Company may be considered to have interests in the transactions contemplated by the Merger Agreement (including the Offer and the Merger) that may be different from, or in addition to, those of the Company’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the transactions contemplated thereby and recommending that the Company’s stockholders accept the Offer, tender their shares of Common Stock and other equity interests in the Company in the Offer and, if the Offer is not completed or if required by applicable law, adopt the Merger Agreement. Descriptions of certain other commercial arrangements with affiliates are contained in the Company’s Proxy Statement on Schedule 14A filed with the SEC on July 6, 2012 under the heading “Related Transactions” and incorporated herein by reference. Such arrangements have been filed as Exhibits (e)(9)-(e)(18) hereto.

Purchase Agreement

On December 20, 2012 the Company entered into a Purchase Agreement (the “Purchase Agreement”) with ED&F Man Holdings Limited, an affiliate of the Company’s majority shareholder and a limited liability company incorporated and registered in England and Wales with registered number 03909548 (“ED&F Man”), Westway Holdings UK Limited, a limited liability company incorporated and registered in England and Wales with registered number 06689215, Westway Terminal & Feed Products Canada, Inc., a corporation organized under the laws of Canada and Westway Holdings Netherlands B.V., a limited liability company organized under the laws of the Netherlands. On December 20, 2012, a special committee of the Board, formed for the purpose of evaluating possible transactions (the “Special Committee”) unanimously approved the transactions contemplated by the Purchase Agreement and unanimously declared that such transactions, on the terms and conditions generally consistent with those set forth in the Purchase Agreement, are advisable, fair to and in the best interests of the Company and the stockholders of the Company (not including ED&F Man and its affiliates).

Pursuant to the Purchase Agreement, at the closing, ED&F Man will acquire all of the outstanding interests of Westway Feed Products, LLC, Westway Terminals UK Ltd, Westway Hibernian Holdings Limited, Westway Holdings Australia Pty Limited, Westway Holdings Korea Limited and certain assets of Westway Terminal &

Feed Products Canada, Inc. for cash consideration of approximately $115.3 million which includes cash arising from an intercompany account adjustment detailed in the Purchase Agreement. The cash consideration payable is subject to adjustment based on certain intercompany payments made between the Company and Westway Feed Products or the other subsidiaries of the Company being sold.

Representations and Warranties; Covenants

The Purchase Agreement contains customary representations and warranties of the parties. The Company has also agreed to customary covenants, including, among other things, covenants (i) to conduct its business in the ordinary course during the period between the execution of the Purchase Agreement and the closing of the transaction, (ii) to not solicit or knowingly facilitate any discussion that constitutes or could reasonably be expected to lead to a competing proposal and (iii) to not approve or enter into any agreement with respect to any competing proposal. The Company has also agreed to certain restrictions on its ability to respond to such proposals, subject to the fulfillment of certain fiduciary duties of the Board. The Company must give ED&F Man notice within two business days after receipt of a proposal and negotiate in good faith with Parent for five business days thereafter. If after the end of the notice period, the Special Committee of the Board determines the proposal is “superior”, the Company has five business days to negotiate a definitive agreement with respect to the proposal and terminate the Purchase Agreement.

For a period of two years following signing of the Purchase Agreement, the parties have each agreed not to solicit employees of the other party or such party’s subsidiaries to leave the employ of the applicable company. The parties also agreed not to solicit customers of the other party to cease doing business with such party for the same two year period following signing of the Purchase Agreement.

Conditions to Closing

The obligations of the parties to consummate the transactions contemplated by the Purchase Agreement are subject to a number of closing conditions, including, but not limited to, the launch of the tender offer, payoff of the Company’s existing credit facility and receipt of certain third-party consents. ED&F Man’s obligations are subject to delivery of leases with respect to certain real property and execution of transition service agreements for certain services currently performed by the Company.

Termination

The Purchase Agreement contains certain termination rights for both the Company and ED&F Man, including, among others, if the transactions shall not have closed on or before March 29, 2013. If the Company terminates the agreement after entering into a definitive agreement with respect to a “superior” proposal in accordance with the terms of the Purchase Agreement, the Company has agreed to pay ED&F Man a termination fee of $4.0 million.

Indemnification

After closing, ED&F Man has agreed to indemnify the Company against liabilities arising out of: (i) the Company’s feed and feed supplement business (including, but not limited to, any liability arising under certain environmental laws with respect to the Baltimore, Maryland site), (ii) the business of Westway Feed Products, LLC and the other subsidiaries of the Company being sold pursuant to the Purchase Agreement, (iii) the purchased Canadian assets and the assumed Canadian liabilities, (iv) the reorganization of the Company’s UK subsidiaries, (v) certain employee benefit plan matters and (vi) certain tax matters, including for certain taxes related to the transactions contemplated under the Purchase Agreement the extent that the aggregate amount of such taxes exceed a negotiated amount.

In addition, ED&F Man agreed, on behalf of itself and its current and former directors, officers and employees, current and former equityholders and controlled affiliates (including Agman), effective as of the closing of the tranactions contemplated by the Purchase Agreement, to waive and release the Company, its former, current or future directors, officers, employees and former, current or future equityholders, from all claims relating to the Company (including claims related to the transactions contemplated by the Merger Agreement and the Purchase Agreement), subject to certain exceptions, and has agreed not to commence, join or otherwise participate in legal proceedings based upon any matters so released.

This summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit (e)(8) hereto and is herein incorporated by reference.

Management Participation Agreements

Parent has entered into letter agreements with certain members of the Company’s management with respect to an investment in Parent’s equity after the Merger closing. Pursuant to these agreements, Messrs. Thomas A. Masilla, Jr., the Company’s Chief Financial Officer and Secretary, Gene McClain, the President of Westway Terminal Company, LLC, Robert C. Johnson and Wade Blanchard have committed to invest at the Merger closing an aggregate amount of less than $750,000.

Effect of the Offer and the Merger on Shares of Common Stock and Preferred Stock, Warrants and Restricted Stock held by Directors, Executive Officers and Affiliates

Shares of Common Stock and Warrants – Directors and Executive Officers of the Company

If the Company’s directors and executive officers who own shares of Common Stock and Warrants tender their securities in the Offer, they will receive the same Common Stock per share price of $6.70 in cash and the same price per share of Common Stock subject to Warrants of $1.70 in cash, on the same terms and conditions, as the other stockholders and warrantholders of the Company. As of December 24, 2012, the Company’s directors and executive officers beneficially owned, in the aggregate, 3,376,189 shares of Common Stock subject to Warrants and 1,844,170 shares of Class A Common Stock excluding any unvested shares of Restricted Stock. If the directors and executive officers were to tender all of these shares and Warrants in the Offer and those shares and Warrants were accepted for payment and purchased by Purchaser, then the directors and executive officers would receive an aggregate of $18,095,460 in cash. If the directors and executive officers of the Company who own shares of Common Stock or Warrants do not tender their shares or Warrants in the Offer, upon consummation of the Merger, their shares will represent the right to receive the same price per share of Common Stock of $6.70 in cash and the same price per share of Common Stock subject to each Warrant of $1.70 in cash, without interest thereon and less any applicable withholding taxes (the “Consideration”), on the same terms and conditions, as the other securityholders of the Company. Pursuant to the Support Agreements, Francis P. Jenkins, Jr. and John E. Toffolon, Jr. have agreed to tender all of their shares of Common Stock and Warrants in the Offer, as described under “Arrangements with Parent or Purchaser—Support Agreement” above. As of December 24, 2012, none of the Company’s directors or executive officers owned Preferred Stock.

Shares of Preferred Stock and Common Stock – Agman

As of December 24, 2012, Agman beneficially owned, in the aggregate, 13,652,763 shares of Class B Common Stock and 33,321,112 shares of Preferred Stock. Pursuant to the Support Agreement, Agman has agreed to tender all of its shares of Common Stock and Preferred Stock in the Offer, as described under “Arrangements with Parent or Purchaser—Support Agreement” above. If those shares are accepted for payment and purchased by Purchaser, then Agman would receive an aggregate of $317,723,862 in cash.

Shares of Restricted Stock – Directors and Executive Officers of the Company

The Merger Agreement provides that each share of Restricted Stock outstanding immediately prior to the Effective Time will become vested and all restrictions on such Restricted Stock will lapse, in each case, immediately prior to the Effective Time in accordance with the terms of the equity plan and/or award agreement governing such Restricted Stock, and each such share of Restricted Stock will be treated in the same manner as each other then outstanding share of Company Class A Common Stock in the Merger (subject to any payments in respect thereof being made pursuant to the Company’s payroll practices in order to satisfy certain tax reporting and withholding requirements).

Assuming (i) that the Offer closing date and the Effective Time occur on January 31, 2013 and (ii) that, between December 24, 2012 and January 31, 2013, no shares of Restricted Stock are forfeited or transferred, Messrs. James Jenkins, Masilla, McClain and Boehmer would hold 120,268, 0, 15,522 and 17,114 shares of unvested Restricted Stock, respectively, and would be entitled to receive $805,796, $0, $103,997 and $114,664, respectively, with respect to their unvested shares of Restricted Stock in connection with the Offer and Merger. Notwithstanding the foregoing, the Company does expect to accelerate the vesting of Mr. Boehmer’s unvested shares of Restricted Stock upon the closing of the sale of Westway Feed Products LLC (which is expected to occur prior to the closing of the Merger). The dates used above have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.

Expected Proceeds from Security Ownership of Management

The following table sets forth the expected proceeds to be received by the Company’s directors and executive officers in connection with the Offer and Merger, assuming (i) that the Offer closing date and the Effective Time occur on January 31, 2013 and (ii) that, between December 24, 2012 and January 31, 2013, no shares of Restricted Stock are forfeited or transferred. Notwithstanding the table below, the Company does expect to accelerate the vesting of Mr. Boehmer’s unvested shares of Restricted Stock upon the closing of the sale of Westway Feed Products LLC (which is expected to occur prior to the closing of the Merger). However, this will not impact the aggregate consideration expected to be received by Mr. Boehmer with respect to his Common Stock in connection with the Offer and Merger.

Name	Vested Shares of Common Stock (#)	Warrants (#)	Restricted Stock That Has Not Vested (#)	Total Payments ($)
Directors
Francis P. Jenkins, Jr.	1,217,883	2,742,857		12,822,673
John E. Toffolon, Jr.	64,861	633,332		1,511,233
G. Kenneth Moshenek	128,172			858,752
Philip A. Howell				—
Anthony Andrukaitis	13,194			88,400
Paul Chatterton	24,153			161,825

Executives
James B. Jenkins	158,947		120,268	1,870,741
Thomas A. Masilla, Jr.	133,569		0	894,912
Gene McClain	21,907		15,522	250,774
Stephen Boehmer	81,484		17,114	660,607

Severance and Retention Agreement

James B. Jenkins

The Company and Mr. Jenkins are parties to a retention agreement, dated as of April 6, 2012 and amended as of November 7, 2012 (the “Jenkins Retention Agreement”), pursuant to which Mr. Jenkins will be entitled to a retention bonus in the amount of $1,149,000 (the “Jenkins Retention Bonus”) if (i) he remains continuously employed by the Company from the date of the Jenkins Retention Agreement through and including the date that is six months following the date of a change in control, or (ii) if, following the occurrence of a qualifying change in control but prior to the six month anniversary of such change in control, Mr. Jenkins’ employment is terminated (a) by the Company without cause or due to Mr. Jenkins’ death or disability or (b) by Mr. Jenkins for good reason. In December 2012, the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) approved an extension of the term of the Jenkins Retention Agreement to March 30, 2013. As a result, in the event a change in control does not take place by March 30, 2013, then the Jenkins Retention Agreement shall terminate with no amount payable thereunder. The Offer (assuming the satisfaction of the Minimum Condition) will be a change in control for purposes of the Jenkins Retention Agreement.

Pursuant to the Jenkins Retention Agreement, Mr. Jenkins waived his right to receive any other severance benefits from the Company (under its Severance Plan (as defined herein) or otherwise) in connection with his termination of employment if a change in control occurs by March 30, 2013.

In the event that payments or benefits owed to Mr. Jenkins under the Jenkins Retention Agreement (alone or in combination with any other payments or benefits owed to him) would subject Mr. Jenkins to the 20% excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then such payments and benefits owed to Mr. Jenkins will be reduced by the minimum amount necessary to eliminate the application of such excise tax.

For purposes of the Jenkins Retention Agreement, “cause” generally means the commission of acts of gross negligence, gross misconduct, fraud, theft, or misappropriation against the Company, breach of fiduciary duty, failure to follow the lawful directions of the Board or the conviction of a felony under the law.

For purposes of the Jenkins Retention Agreement, “good reason” generally means Mr. Jenkins’ resignation from employment on or after any of the following events (to the extent not cured): (1) a reduction in base salary or benefits; (2) any requirement that his services be rendered primarily at a location or locations other than the Company’s corporate offices in New Orleans, Louisiana; (3) a material diminution by the Company of his roles and responsibilities as Chief Executive Officer of the Company; or (4) any material breach of the Jenkins Retention Agreement or the spirit of the Jenkins Retention Agreement by the Company.

        Thomas A. Masilla, Jr.

The Company entered into an agreement with Mr. Masilla relating to severance and other matters on June 26, 2010 and amended such agreement on April 6, 2012 (the “Masilla Severance Agreement”). Pursuant to the terms of the Masilla Severance Agreement, Mr. Masilla is entitled to: (i) receive an annual base salary of $400,000, (ii) earn an annual performance based bonus pursuant to the Company’s 2010 Incentive Plan as determined by the Company’s compensation committee and (iii) receive employee benefits, fringe benefits and perquisites consistent with, and on the same basis as, other high level executives in the Company.

Following the occurrence of a change in control, if Mr. Masilla’s employment terminates for any reason other than by the Company for cause, Mr. Masilla shall be entitled to receive the following: (i) a pro-rata portion of the annual bonus earned in the year of termination, measured as of the date of termination (the minimum amount so payable may not be less than $247,643) and (ii) a lump sum payment in cash (the “Severance Payment”) equal to 2.33 times the sum of (a) Mr. Masilla’s base salary in effect at the time of termination and (b) the cash portion of Mr. Masilla’s annual bonus for the calendar year immediately preceding the year in which the termination occurs (but not less than the cash portion of Mr. Masilla’s annual bonus in respect of the calendar year immediately preceding the calendar year in which the change in control occurred). Assuming that (i) the Merger occurs on January 31, 2013, (ii) Mr. Masilla’s employment is terminated on such date and (iii) the cash portion of Mr. Masilla’s 2012 bonus is consistent with the cash portion of his 2011 bonus, the amount payable to Mr. Masilla under clauses (i) and (ii) above would be approximately $2,231,601. The actual amount payable to Mr. Masilla in the event of such a termination of employment may be more or less than such amount, depending on when such termination occurs, Mr. Masilla’s base salary at the time of such termination and the amount of Mr. Masilla’s 2012 bonus. For purposes of the Masilla Severance Agreement, the Offer (assuming the satisfaction of the Minimum Condition) will be a change in control.

In order to receive the Severance Payment, Mr. Masilla is required to sign a settlement agreement and release of the Company. Further, Mr. Masilla has agreed to certain non-solicitation and confidentiality obligations in favor of the Company.

Pursuant to the Masilla Severance Agreement, the Company is required to deposit in a rabbi trust immediately prior to a change in control an amount equal to the sum of the Severance Payment and Mr. Masilla’s target bonus opportunity for the year prior to the year in which the change in control occurs. On April 6, 2012, the Company entered into a trust agreement with Capital One, N.A. (the “Masilla Rabbi Trust Agreement”) pursuant to which the Company established an irrevocable trust to satisfy (in whole or in part) its severance obligations to Mr. Masilla (the “Masilla Rabbi Trust”). Subject to the claims of the Company’s unsecured general creditors in the event of the Company’s insolvency, the assets held in the Masilla Rabbi Trust will be paid to Mr. Masilla at the time and in the amount set forth in the Masilla Severance Agreement.

For purposes of the Masilla Severance Agreement, the term “cause” generally means the commission of acts of gross negligence, fraud, theft, or misappropriation against the Company or the conviction of a felony under the law.

        Gene McClain

The Company and Mr. McClain are parties to a retention agreement dated as of January 12, 2012, and amended on June 20, 2012 (the “McClain Retention Agreement”) pursuant to which, if there is a change in control of Westway Terminal Company LLC, he will be entitled to a retention bonus in the amount of $337,500.00 (the “McClain Retention Bonus”). $112,500 of the McClain Retention Bonus is payable at the closing of the change in control and the remaining $225,000 of the McClain Retention Bonus is payable six months after such change in control, subject to certain conditions. In order to receive each retention bonus installment, Mr. McClain must be employed by the Company or its successor at the time such installment is due; provided, however, that if Mr. McClain’s employment is (i) terminated without cause or due to a constructive termination within six months before the change in control, (ii) terminated without cause or due to a constructive termination after the change in control but before the last retention bonus installment has been paid or (iii) terminated due to death or disability after the change in control but before the last installment is paid, then the unpaid portion of the McClain Retention Bonus will be paid promptly after such triggering event (i.e., such change in control or termination of employment, as applicable). In December 2012, the Compensation Committee approved an extension of the term of the McClain Retention Agreement to March 30, 2013. As a result, in the event a change in control does not take place by March 30, 2013, the McClain Retention Agreement shall terminate with no amount payable thereunder.

For purposes of the McClain Retention Agreement, the Offer (assuming the satisfaction of the Minimum Condition) will constitute a change in control.

For purposes of the McClain Retention Agreement, the term “cause” generally means the commission of acts of gross negligence, fraud, theft, or misappropriation against the Company or the conviction of a felony under the law.

For purposes of the McClain Retention Agreement, the term “constructive termination” generally means: (1) a reduction in base salary or benefits; (2) any requirement that Mr. McClain’s services be rendered primarily at a location or locations more than twenty miles from the location where he currently renders his services; (3) a material diminution by the Company of Mr. McClain’s roles and responsibilities as President of the Company; or (4) any material breach of the McClain Retention Agreement or the spirit of the McClain Retention Agreement by the Company.

Westway Group, Inc. Severance Pay Plan

The Westway Group, Inc. Severance Pay Plan (the “Severance Plan”) is a broad-based severance plan for the Company’s executives and employees. Eligibility to receive severance benefits under the Severance Plan is conditioned upon an employee’s completion of three years of combined service with the ED&F Man group and the Company at the time of termination of employment (subject to waiver by the Severance Plan administrator) and either involuntary termination due to a reduction in force or termination of employment due to an eligible reason. The Severance Plan imposes an additional condition to receipt of benefits by requiring eligible employees to sign a separation agreement waiving any and all claims they may have in connection with their employment and termination in a timely manner, and the separation agreement must become irrevocable.

Upon satisfaction of these conditions, the Severance Plan provides a severance benefit of one week of an eligible employee’s annualized base pay for each year of service. The Company may increase the severance benefit payable to an eligible employee, but the maximum severance benefit payable under the Severance Plan may not exceed one year of the eligible employee’s annual salary.

Based on the current years of service for Mr. McClain, in the event that his employment is terminated upon the consummation of the Merger (assuming that the Merger is consummated on January 31, 2013), he would be entitled to approximately $30,288 under the terms of the Severance Plan. As noted above, Mr. James Jenkins has waived his right to receive severance benefits under the Severance Plan in the event that a change in control occurs by March 30, 2013 (absent such waiver, Mr. Jenkins’ severance benefit under the Severance Plan would be approximately $246,635 based on his current years of service). Mr. Masilla’s severance benefits are provided under the Masilla Severance Agreement, and therefore he is not entitled to participate in the Severance Plan. In addition, it is expected that Mr. Boehmer’s employment will be transferred to Westway Feed Products LLC prior to the consummation of the Merger. Once the sale of Westway Feed Products LLC is completed, Mr. Boehmer will no longer be eligible to participate in the Severance Plan (based on Mr. Boehmer’s current years of service, his severance benefit under the Severance Plan would be $56,250).

2012 Bonus Awards

Each of Messrs. James Jenkins, Masilla, McClain and Boehmer were granted bonus opportunities under the Westway Group, Inc. 2010 Incentive Compensation Plan (the “Incentive Plan”) on May 9, 2012. The maximum bonus opportunities were $1,000,000 for Mr. Jenkins; $850,000 for Mr. Masilla; and $500,000 for each of Messrs. McClain and Boehmer. Under the terms of the bonus awards, each individual is eligible to earn a bonus based on the Company’s “economic profit” (which is generally defined as the Company’s adjusted earnings before interest, taxes, depreciation and amortization, less the sum of the Company’s cost of debt and cost of equity). Each bonus agreement provides that a portion of any earned bonus is paid in cash and a portion is paid in Restricted Stock that (i) is immediately vested with respect to Mr. Masilla, (ii) vests over a three month period with respect to Mr. James Jenkins and (iii) vests in equal installments on each of December 31, 2013, December 31, 2014 and December 31, 2015 with respect to each of Messrs. McClain and Boehmer; provided that the entire amount of each such bonus will be paid in cash if a change in control occurs prior to the payment of such bonus. In addition, pursuant to the terms of the Merger Agreement, the Company has agreed to take all actions necessary to ensure that if the Merger closes after the payment of such bonuses, such bonuses will be paid in full in cash (rather than partly in cash and partly in stock). For purposes of the 2012 bonus awards, the Offer (assuming the satisfaction of the Minimum Condition) will constitute a change in control.

Merger Agreement

Under the terms of the Merger Agreement, Purchaser has agreed that during the twelve (12) month period following the Offer Closing Date, Purchaser will, and will cause the Company and each of its affiliates, as applicable, to provide each employee of the Company or any of its subsidiaries who remains employed immediately after the Offer Closing Date (collectively, the “Company Continuing Employees”) with (i) base salary, target bonus opportunity and severance benefits at least equal to that provided by the Company and its subsidiaries immediately prior to the Offer Closing Date and (ii) other compensation and benefits, that are, in the aggregate, no less favorable than those provided by the Company and its subsidiaries immediately prior to the Offer Closing Date (excluding any equity-based compensation or retention, change of control or similar payments or benefits), provided that this requirement shall not apply to any Company Continuing Employee who is subject to a collective bargaining agreement to which the Company or any of its subsidiaries is a party.

Tax Matters

The Jenkins Retention Agreement and the Masilla Severance Agreement, as well as the 2012 bonus agreements for each of Messrs. James Jenkins, Masilla, McClain and Boehmer (as described above), provide that if any payments or benefits owed to such executives would subject them to the excise tax under Code Section 4999, then the payments and benefits owed to them shall be reduced by the minimum amount necessary to eliminate the application of such excise tax.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers based on the Offer and the Merger, assuming (i) the closing of the Offer and Merger each occur on January 31, 2013, (ii) the named executive officer experiences a qualifying termination on such date and (iii) a per share Class A Common Stock Merger price of $6.70. The actual amount payable to the executives may differ depending on the actual date on which the Offer and Merger close, when a termination of employment occurs and the Merger price with respect to each share of Class A Common Stock.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)	Tax Reimbursements ($)	Other ($)(3)	Total ($)
James B. Jenkins	—	805,796	—	—	1,593,685	2,399,481
Thomas A. Masilla, Jr.	2,231,601	—	—	—	—	2,231,601
Gene McClain	30,288	103,997	—	—	422,117	556,402
Stephen Boehmer	—	114,664	—	—	84,617	199,281

(1)	With respect to Mr. Masilla, represents the following severance benefits payable under the Masilla Severance Agreement (i) a lump sum payment equal to 2.33 times Mr. Masilla’s base salary ($932,000), (ii) a lump sum payment equal to 2.33 times the cash portion of Mr. Masilla’s annual bonus in respect of the calendar year immediately preceding the calendar year in which such termination occurs (expected to be approximately $439,896) ($1,024,958) and (iii) a pro-rata annual bonus for the year of termination ($274,643). Following a change in control, these severance benefits are payable to Mr. Masilla upon any termination of his employment other than for cause. Payment of such severance benefits is conditioned on Mr. Masilla’s execution of a release of claims. The actual amount payable to Mr. Masilla in the event of such a termination of employment may be more or less than the amount reflected above, depending on when such termination occurs, Mr. Masilla’s base salary at the time of such termination and the amount of Mr. Masilla’s 2012 bonus. Because Mr. Masilla can terminate employment for any reason other than for cause following a change in control and still receive this amount, such amount is attributable to a single trigger arrangement.

With respect to Mr. McClain, represents 7 weeks of base salary ($30,288) payable in a lump sum under the Severance Plan. Payment of such severance benefits is conditioned on Mr. McClain’s execution of a release of claims. This amount is attributable to a double trigger arrangement.

No amounts are reported above for Mr. Boehmer because it is assumed that (i) his employment with the Company will terminate after December 31, 2012 and therefore he will not be entitled to receive a pro-rata bonus for 2012 and (ii) upon his termination of employment with the Company, he will not be entitled to receive any benefits under the Severance Plan. If instead Mr. Boehmer’s employment terminated prior to

December 31, 2012 and in a manner that entitled him to receive benefits under the Severance Plan, he would be entitled to receive (i) a pro-rata bonus in the estimated amount of $338,468 and (ii) a severance benefit under the Severance Plan equal to $56,250. Such amounts would be attributable to a double trigger arrangement.

(2)	With respect to each executive, represents the value of unvested restricted shares of Class A Common Stock that will become vested in connection with the Offer (assuming the satisfaction of the Minimum Condition and that no such shares are forfeited prior to the closing of the Offer), based on a per share Class A Common Stock price of $6.70. All of these amounts are attributable to a single trigger arrangement. Notwithstanding the Golden Parachute Compensation Table, the Company does expect to accelerate the vesting of Mr. Boehmer’s unvested shares of Restricted Stock upon the closing of the sale of Westway Feed Products LLC (which is expected to occur prior to the closing of the Merger).
(3)	With respect to Mr. Jenkins, represents (i) a retention bonus that is payable on the six month anniversary of a change in control that occurs by March 30, 2013 ($1,149,000) and (ii) the value of the portion of his 2012 bonus award that was originally scheduled to be paid in unvested shares of Restricted Stock, but will now be paid in cash (assuming the maximum projected level of performance is achieved) ($444,685). As described above under “Severance and Retention Agreement—James B. Jenkins,” such retention bonus may also become payable upon Mr. Jenkins’ termination of employment. These amounts are attributable to single trigger arrangements.

With respect to Mr. McClain, represents (i) a retention bonus, a portion of which ($112,500) is payable upon the consummation of a change in control that occurs by March 30, 2013, and the remainder of which ($225,000) is payable six months thereafter, subject to Mr. McClain’s continued employment on the applicable payment date and (ii) the value of the portion of his 2012 bonus award that was originally scheduled to be paid in unvested shares of Restricted Stock, but will now be paid in cash (assuming the projected level of performance is achieved) ($84,617). As described above under the heading “Severance and Retention Agreement—Gene McClain,” the retention bonus may also become payable upon Mr. McClain’s termination of employment. These amounts are attributable to single trigger arrangements.

With respect to Mr. Boehmer, represents the value of the portion of his 2012 bonus award that was originally scheduled to be paid in unvested shares of Restricted Stock, but will now be paid in cash (assuming the projected level of performance is achieved) ($84,617). This amount is attributable to a single trigger arrangement.

No amount is reported in this column for Mr. Masilla because no portion of his 2012 bonus is payable in unvested shares of Restricted Stock.

Section 16 Matters

The Merger Agreement provides that prior to the Effective Time the Company may take such further actions, if any, as are necessary or appropriate to ensure that the dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by the Merger Agreement by any officer or director of the Company who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are exempt under Rule 16b-3 promulgated under the Exchange Act. The Board took such action on December 20, 2012.

Directors’ and Officers’ Indemnification, Exculpation and Insurance

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may also indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition may be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such officer or director is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. The Company’s Amended and Restated Bylaws provide for the indemnification of the Company’s directors and officers to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Company’s Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL. In addition, the Company has entered into indemnification agreements with certain of its current and former directors and executive officers to, among other things, provide them with the maximum indemnification and advancement of expenses permitted under applicable law, including, to the extent permitted by applicable law, indemnification for expenses, judgments, fines and amounts paid as a result of any lawsuit in which such person is named as a defendant by reason of being a director, officer, employee or agent of the Company.

The Merger Agreement requires Parent and the Surviving Corporation to assume all existing rights to exculpation, indemnification and advancement of expenses in favor of all current and former directors and officers of the Company and its subsidiaries and not to amend, repeal or otherwise modify such rights for a period of six years in any manner that would adversely affect such persons.

In addition, the Merger Agreement requires the Company or, if the Company is unable, Parent to cause the Surviving Corporation to obtain and fully pay the premium for the non-cancelable extension of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”) for a period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies. However, Parent and the Surviving Corporation will not be required to pay a premium for the extension that would exceed on an annual basis 300% of the annual premium paid by the Company for D&O Insurance for its last fiscal year. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation is required to continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date of the Merger Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms and limits of liability that are no less favorable than the coverage providing under the Company’s existing policies or (ii) Parent is required to provide, or to cause the Surviving Corporation to provide, for a period of not less than six years from and after the Effective Time, the indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance. However, Parent and the Surviving Corporation will not be required to pay premiums for D&O Insurance that would on an annual basis exceed 300% of the premium paid by the Company for its latest fiscal year. The Merger Agreement also requires Parent and the Surviving Corporation, from and after the Effective Time for a period of at least six years, to indemnify, defend and hold harmless the current and former directors and officers of the Company and the Company’s subsidiaries against certain losses, including losses arising out of or pertaining to the Offer, the Merger, the Merger Agreement and any transactions contemplated thereby.

Item 4.	The Solicitation or Recommendation

Recommendation of the Special Committee and the Board

After careful consideration, including a thorough review of the Offer with the Special Committee’s legal counsel and Evercore Group L.L.C. (“Evercore”) at a meeting held on December 20, 2012, the Board, by unanimous vote, upon unanimous recommendation of the Special Committee: (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) authorized, approved and declared advisable the Merger Agreement, the Offer and the other transactions contemplated by the Merger Agreement; (iii) recommended that the securityholders of the Company tender their shares of Common Stock and Preferred Stock and Warrants to Purchaser pursuant to the Offer; (iv) recommended that, if required, the securityholders of the Company adopt the Merger Agreement and if applicable, vote in favor of the merger contemplated thereby, subject to the terms of the Merger Agreement; and (v) authorized and approved the Top-Up Option and the issuance of the Top-Up Option Shares in accordance therewith.

Accordingly, and for the other reasons described in more detail below, the Board by unanimous vote recommends that the Company’s stockholders accept the Offer, tender their shares of Common Stock and Preferred Stock and Warrants pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

The Company’s press release announcing the execution of the Merger Agreement is filed as Exhibit (a)(6) hereto and is incorporated herein by reference.

Background of the Offer and the Merger; Reasons for the Recommendation of the Board

Background of the Offer and the Merger

The Board and the Company’s management regularly review the Company’s results of operations and competitive position and periodically review the Company’s strategic options, including whether the continued execution of its strategy as a stand-alone company or a possible strategic transaction, including a sale of the Company’s liquid feed supplement business (the “Feed Business”), the Company’s bulk liquid storage business (the “Terminals Business”), or the Company as a whole to a third party or other business combination, would offer the best opportunity to enhance stockholder value.

In late 2010, ED&F Man, the parent company of Agman, the Company’s largest stockholder, indicated that it was interested in purchasing the Feed Business and the Company’s bulk liquid storage terminals in Dublin, Ireland; Esbjerg, Denmark; and Grangemouth, Hull and Sandhills, Liverpool, United Kingdom (the “Non-Core Terminals”). ED&F Man signed a confidentiality agreement regarding the potential acquisition of the Feed Business and Non-Core Terminals in December 2010 and conducted due diligence.

At a meeting of the Board on May 11, 2011, the Board was advised by management that ED&F Man had decided that it did not want to proceed with a potential transaction outside of a formal auction process, which the Company did not plan to begin at that time. ED&F Man indicated that it would be interested in the future if a formal auction process was held.

On September 6, 2011, James B. Jenkins, the Company’s Chief Executive Officer, received a letter from ED&F Man expressing renewed interest in acquiring the Feed Business and the Non-Core Terminals, for $80 million, subject to confirmatory due diligence. Mr. Jenkins presented the indication of interest to the Board at a meeting on September 9, 2011. The Board discussed the potential transaction with ED&F Man and the idea of exploring strategic alternatives for the Company as a whole. Given ED&F Man’s relationship with the Company, the Board discussed the desirability of forming a Special Committee comprised of independent and disinterested directors. The Board adopted resolutions appointing each of Francis Jenkins, Jr., G. Kenneth Moshenek, John E. Toffolon, Jr. and Anthony Andrukaitis to the Special Committee to examine and evaluate the merits of a possible transaction with ED&F Man.

On September 13, 2011, the Special Committee held a telephonic meeting with representatives of Dechert LLP (“Dechert”), where it decided to retain Dechert to represent the Special Committee and received presentations from Evercore and Oppenheimer & Co., Inc. as potential financial advisors. At a telephonic meeting on September 15, 2011, the Special Committee resolved to engage Evercore as financial advisor and requested that Evercore prepare an engagement letter for the Special Committee’s consideration.

At telephonic meetings in September and November 2011, with representatives of Dechert present, the Special Committee reviewed the engagement letter drafted by Evercore and the terms of Evercore’s engagement. The Special Committee asked Evercore to provide a preliminary valuation of the Feed Business and Non-Core Terminals, and also to provide its view on the value of the business and operations that would remain with the Company, and its viability as a public company. At a meeting of the Special Committee on November 8, 2011, with representatives of Dechert and Evercore present, Evercore made a presentation to the Special Committee on its preliminary valuation of the Feed Business, the Non-Core Terminals and the Terminals Business, as well as the impact on the Company of various transaction scenarios. Based on Evercore’s presentation and recommendations of management, the Special Committee determined that it would maximize stockholder value to also explore strategic alternatives for the Terminals Business and the Company as a whole, rather than only exploring the potential sale of the Feed Business. On November 9, 2011, Evercore made a similar presentation on the Terminals Business to the entire Board, which authorized the Special Committee and Evercore to explore strategic alternatives for the sale of the Terminals Business and/or the Company.

By written consent on November 21, 2011, the Board authorized the Special Committee to, among other things, (1) consider and negotiate the possible transaction with ED&F Man or any third party and any possible transaction for the sale of the Terminals Business or the Company as whole, (2) determine if any potential transaction is advisable, fair to and in the best interests of the Company, (3) authorize and approve the consummation of a potential transaction regarding the Feed Business and Non-Core Terminals, whether with ED&F Man or otherwise and (4) recommend that the Board authorize and approve any potential transaction involving the Terminals Business and, if necessary, submit such potential transaction to the Company’s stockholders.

On December 7, 2011, the Special Committee held a telephonic meeting with representatives of Dechert and Evercore at which it reviewed a presentation prepared by Evercore on the Terminals Business. The Special Committee discussed a draft press release announcing ED&F Man’s indication of interest in the Feed Business and Non-Core Terminals, and that the Company was also exploring strategic alternatives for the Company as a whole and the Terminals Business.

On December 15, 2011, the Company issued a press release announcing the receipt of an unsolicited preliminary offer from ED&F Man for the Feed Business and Non-Core Terminals, the formation of the Special

Committee and the initiation of a strategic review process for the Company as a whole and the Terminals Business. The press release also included that the Special Committee had engaged Evercore as its financial advisor, thereby providing any interested party information as to how to communicate with the Special Committee.

On December 18, 2011, the Company received an unsolicited written proposal from Company A to acquire the Company, after the sale of the Feed Business and Non-Core Terminals, for $6.00 per common share, $6.00 per preferred share and $1.00 per share subject to each warrant, subject to confirmatory due diligence and subject to the Company entering into an exclusivity agreement with Company A. The Special Committee held a telephonic meeting on December 20, 2011 with representatives of Dechert and Evercore to consider the proposal. The Special Committee concluded, with the assistance of Evercore, that the proposal substantially undervalued the Terminals Business and was not a basis to begin discussions or negotiations. The Special Committee concluded to invite Company A to execute a confidentiality agreement and conduct due diligence to raise its offer. On December 21, 2011, the Company issued a press release announcing the receipt of the proposal from Company A and the Special Committee’s determination that the proposal was too low to provide a starting point for negotiations.

Beginning in December 2011, Evercore contacted 21 potential strategic buyers and 34 potential financial buyers for the Terminals Business, 37 of which signed confidentiality agreements containing customary provisions, including standstill and non-solicitation provisions. During the same time period, Evercore had discussions with eight potential buyers for the Feed Business (including five strategic buyers) other than ED&F Man, two of which signed confidentiality agreements. Evercore also had discussions with each potential financial buyer for the Terminals Business to determine if there would be an interest in that party also acquiring the Feed Business and the Non-Core Terminals. Evercore provided to interested parties who had signed confidentiality agreements access to separate virtual data rooms for the Feed Business and the Terminals Business, which contained certain non-public information provided by the Company.

In January 2012, the Company received through Evercore eight preliminary, non-binding indications of interest from bidders for the Terminals Business, ranging in value from $340 million to $437 million. Of those, six bidders were invited to conduct more detailed due diligence on the Company. Four of these potential buyers, Company B, Company C, Company D and Company E conducted due diligence on the Terminals Business through February, March and April 2012. Of the parties interested in the Feed Business, ED&F Man and two other parties conducted due diligence on the Company and the Feed Business data room was opened to ED&F Man, along with these other parties, in late February. The Special Committee met periodically throughout this time and was updated by Evercore on the status of the sale process.

On January 16, 2012, the Company and EQT Infrastructure I entered into the Old Confidentiality Agreement.

As the process unfolded, other interested bidders for the Terminals Business, including Company F and Company G, were given access to the data room and conducted due diligence. In March 2012, Company G submitted a non-binding indication of interest with a preliminary valuation of $450 million for the Terminals Business. Company F did not submit a bid.

Throughout this time, Dechert and the Special Committee began to develop draft agreements for the sale of the Feed Business and Non-Core Terminals and the sale of the Terminals Business. On March 10, 2012, the Special Committee held a telephonic meeting to discuss with representatives of Dechert an auction draft of an Agreement and Plan of Merger (“Auction Draft”) to be provided to bidders for the Terminals Business. The members of the Special Committee and representatives from Dechert discussed the key issues in the Auction Draft and Dechert revised the Auction Draft to incorporate the Special Committee’s comments. A revised draft was then posted to the data room for potential bidders on the Terminals Business.

At a telephonic meeting of the Special Committee on March 18, 2012 with representatives of Dechert, the Special Committee and Dechert reviewed the current draft of the Purchase Agreement for the sale of the Feed Business and Non-Core Terminals (the “Purchase Agreement”) and highlighted key issues for the Special Committee’s consideration. The Special Committee discussed those issues and provided feedback to Dechert. A revised draft was then posted to the data room for potential bidders on the Feed Business and Non-Core Terminals.

On March 19, 2012 one of the parties interested in the Feed Business submitted a non-binding indication of interest with a preliminary valuation of the Feed Business of $50-55 million, along with a request for exclusivity. Evercore pointed out to this party that it needed to increase its valuation to be competitive.

On March 20, 2012, the Special Committee entered into an engagement letter with Evercore, engaging Evercore to act as financial advisor to the Special Committee.

Discussions with Company B, Company D and Company E ended in April due to an inability to agree on price. Discussions with Company G continued throughout April and May, and concentrated on operating performance, deal financing and transaction structure. The Special Committee, at a meeting on May 4, 2012, with representatives of Dechert and Evercore present, considered an alternative transaction structure proposed by Company G. Although the Special Committee was open to exploring alternative deal structures, discussions with Company G ended in May primarily due to financing issues.

During this time, Reed Smith LLP (“Reed Smith”), counsel to ED&F Man, began providing comments to the draft Purchase Agreement posted in the data room and began negotiating the Purchase Agreement.

The Company, with the assistance of Evercore and Dechert, began working through the numerous details involved in separating the Feed Business and Non-Core Terminals from the Terminals Business, and Dechert and special counsel to the Company began drafting numerous transition agreements, including a Transition Services Agreement and HSE Transition Services Agreement and agreements governing property sharing arrangements at certain of the Company sites (the “Transition Agreements”) to govern transitional services to be provided by the Company to the purchaser of the Feed Business. After these were posted to the data room, Reed Smith also began negotiating the terms of these agreements. At a telephonic meeting of the Special Committee on May 22, 2012 with representatives of Evercore and Dechert, Evercore discussed with the Special Committee the current status of negotiations with ED&F Man for the purchase of the Feed Business and the Non-Core Terminals. Evercore reviewed the proposals received from other bidders for the Feed Business, none of which were as high as the proposal received from ED&F Man.

Discussions and diligence efforts continued with Company C through May and June 2012. In June, representatives from Company C met with the Company’s management and certain key customers. The Special Committee met periodically throughout this time and was updated by Dechert and Evercore on the status of the sale process.

Beginning in May 2012, three new potential buyers entered the sale process. These bidders, Company H, Company I and EQT Infrastructure I conducted extensive due diligence on the Company in June, July and August 2012. On June 4, 2012, the Special Committee received a non-binding indication of interest from Company H for the purchase of the Terminals Business, which was preliminarily valued at $500 million, subject to completion of satisfactory due diligence.

On June 11, 2012, the Special Committee held a telephonic meeting with representatives of Dechert and Evercore. Evercore provided an update on the status of the negotiations for the sale of the Terminals Business, including recent discussions with Company C and Company H. In part to spur more interest in the Feed Business, the Special Committee discussed issuing a press release to announce that it was in final negotiations for the sale of the Feed Business and Non-Core Terminals to ED&F Man and was negotiating with a select group of bidders for the sale of the Terminals Business. The Company issued such press release on June 13, 2012. On

June 18, 2012, the Company entered into a letter agreement with Company C pursuant to which, for a period of 14 days from the date thereof, the Company would not enter into a definitive agreement for the sale of the Terminals Business with any other party. The Company, however, retained the right to continue negotiations and diligence efforts with other bidders during that time. In July 2012, discussions with Company C ended due to an inability to reach an agreement on price.

On June 27, 2012, the Special Committee received a non-binding indication of interest from Company I, which was preliminarily valued at $365-$385 million, subject to completion of satisfactory due diligence.

In early July 2012, the Company revised its financial forecast for the remainder of 2012, lowering the forecast for the Terminals Business previously provided to potential bidders. This impacted the negotiations with bidders for the Terminals Business and slowed down the auction process as bidders re-assessed the valuations contained in their bids.

On July 11, 2012, the Special Committee held a telephonic meeting with representatives of Evercore and Dechert, where Evercore provided an update on the status of negotiations with the various bidders for the sale of the Terminals Business and discussed with the Special Committee the revised financial forecast for 2012.

On July 12, 2012, the Special Committee received a revised non-binding offer from Company H for the purchase of the Terminals Business, which was preliminarily valued at $385 million, subject to completion of satisfactory due diligence

Throughout July and August 2012, representatives of Dechert and counsel for Company H exchanged drafts of the Merger Agreement and held several calls to discuss issues raised by the drafts.

On July 10, 2012, EQT Infrastructure I submitted a preliminary indication of interest to purchase all outstanding equity securities of the Company for $450 million, subject to completion of satisfactory due diligence. On August 2, 2012, the Company received a non-binding offer from EQT Infrastructure I to purchase all outstanding equity securities of the Company, after the sale of the Feed Business and Non-Core Terminals, with a preliminary valuation of $405 million, subject to satisfactory due diligence and also received revised bids from Company H and Company I at $410 million and $415 million, respectively. After additional discussions with Evercore, EQT Infrastructure I also raised its bid to $415 million.

Also on August 2, 2012, the Company held a meeting of the Board at which it discussed the possibility of postponing its annual meeting of stockholders (“Annual Meeting”), which was scheduled for August 6, 2012. Given the ongoing negotiations with representatives of ED&F Man, EQT Infrastructure I, Company H and Company I, the Board determined that it was in the best interests of the Company’s stockholders to allow the Special Committee to continue to focus on the potential transactions.

The Special Committee held a telephonic meeting on August 3, 2012, with representatives of Dechert and Evercore, to discuss the proposals received from EQT Infrastructure I, Company H and Company I. The Special Committee discussed the proposals and requested that Evercore reach out to EQT Infrastructure I, Company H and Company I to obtain any other additional information that may assist the Special Committee in determining next steps.

On August 9, 2012, the Special Committee held a telephonic meeting with representatives of Dechert and Evercore, to further discuss the proposals received from EQT Infrastructure I, Company H and Company I. All three bidders had indicated they would like to move forward on an exclusive basis, but the Special Committee did not want to enter into exclusive negotiations with one bidder at that time. The Special Committee decided to move forward with two bidders, EQT Infrastructure I and Company I, on a non-exclusive basis and instructed Evercore to reach out to all three bidders to convey its decision.

Evercore held discussions with each of EQT Infrastructure I, Company H and Company I. EQT Infrastructure I declined to move forward on a non-exclusive basis. Company H and Company I, however, were willing to move forward on a non-exclusive basis, and the Special Committee agreed to move forward with those two bidders.

On August 21, 2012, the Special Committee held a telephonic meeting with representatives of Dechert and Evercore, at which Evercore provided an update on each of Company H’s and Company I’s due diligence progress. Dechert discussed the revised draft of the Agreement and Plan of Merger received from Company H and the new issues raised by Company H.

In late August and early September 2012, Dechert and counsel for Company I exchanged drafts of the Agreement and Plan of Merger and held several calls to discuss issues related to the Agreement and Plan of Merger.

Throughout the fall of 2012, Dechert and Reed Smith continued to exchange drafts of the Purchase Agreement and Transition Agreements, and held several conference calls to discuss open issues. At a telephonic meeting of the Special Committee, held on September 6, 2012 with representatives of the Special Committee and Dechert discussed the revised draft of the Agreement and Plan of Merger received from Company I. The Special Committee discussed the issues raised by the draft and also compared it to the draft submitted by Company H, which the Special Committee had discussed at its prior meeting.

On September 18, 2012, the Special Committee held a telephonic meeting with representatives of Dechert. At the meeting, Dechert reviewed the progress of Company H and Company I with regard to negotiations on the Agreement and Plan of Merger. Dechert also reviewed the current draft of the Purchase Agreement with ED&F Man and the Transition Agreements. The Special Committee discussed the open issues in the Purchase Agreement. The Special Committee also discussed the recent termination notice that the Company had received from a large supplier of the Feed Business and the impact that the termination would have on the negotiations with ED&F Man. The Special Committee also discussed the terms of the amendments to the molasses storage agreements between ED&F Man and the Company, which were contemplated to be entered into at closing of the sale of the Feed Business. The Special Committee invited Gene McClain, President of the Terminals Business, to attend its meeting and review the terms of the storage agreements. Mr. McClain described the negotiations with ED&F Man and reviewed market rates for molasses storage in the Houston area.

On September 25, 2012, the Special Committee held a telephonic meeting with representatives of Dechert. Dechert reviewed the current draft of the Purchase Agreement for the sale to ED&F Man, and updated the Special Committee on the remaining open issues. Dechert also discussed the status of the negotiations on legal matters with Company H and Company I.

On October 12, 2012, the Special Committee held a telephonic meeting with representatives of Evercore and Dechert. Evercore reviewed the status of the negotiations with Company H and Company I, and informed the Special Committee that Company I had determined not to move forward with a transaction at this time, but may be interested in the future. The Special Committee determined that it would be in the best interests of the Company’s stockholders to increase the number of participants in the auction process, so the Special Committee and Evercore discussed the possibility of approaching EQT Infrastructure II regarding entering into new negotiations. Dechert reviewed a new revised draft of the Agreement and Plan of Merger received from Company H.

On October 25, 2012, the Special Committee held a telephonic meeting with representatives of Evercore and Dechert. Evercore provided an update on the status of the negotiations with ED&F Man and Company H. Evercore discussed that EQT Infrastructure II would be willing to enter into negotiations if granted exclusivity. The Special Committee discussed the terms on which it would be willing to enter into exclusivity with EQT Infrastructure II. Because Company H was not competitive on price and terms with EQT Infrastructure II, the Special Committee agreed to enter into exclusivity with EQT Infrastructure II.

On October 30, 2012, the Company entered into a confidentiality agreement and exclusivity letter agreement with EQT Infrastructure II. Pursuant to the exclusivity letter agreement, the Company agreed to negotiate only with EQT Infrastructure II until 8:00 am on November 20, 2012. During the period of exclusivity, the Company could not negotiate with or furnish information to other bidders, but could allow those who had already signed confidentiality agreements to have continued access to the virtual data room.

On November 6, 2012, the Company and EQT Infrastructure II entered into an amendment to the confidentiality agreement to permit EQT Infrastructure II to share confidential information with potential financing sources.

On November 8, 2012, Dechert received a revised draft of the Merger Agreement and the form of Tender and Voting Agreement (“Support Agreement”) from Freshfields Bruckhaus Deringer US LLP (“Freshfields”), counsel to EQT Infrastructure II.

Also on November 8, 2012, representatives of EQT Infrastructure II’s accountants met with representatives of the Company’s management to review accounting, finance and tax due diligence questions. During the week of November 12-16, 2012, EQT Infrastructure II and its engineering and technical team visited certain of the Company’s United States sites to conduct due diligence. On November 14, 2012, EQT Infrastructure II met with management of the Company’s sites in Baltimore and Philadelphia. EQT Infrastructure II’s environmental advisors held multiple conference calls with representatives of the Company beginning on November 12, 2012. Accounting, financial, tax, insurance and environmental due diligence continued to be conducted by EQT Infrastructure II and its advisors throughout November and December 2012.

On November 12, 2012, Dechert provided a revised draft of the Merger Agreement to Freshfields. On November 14, 2012, representatives of Dechert and Freshfields discussed the Merger Agreement via teleconference.

On November 15, 2012, the Special Committee held a telephonic meeting with representatives of Dechert and Evercore. Evercore discussed the progress that had been made with EQT Infrastructure II and advised the Special Committee that EQT Infrastructure II would like to extend the exclusivity period to November 30, 2012 to allow more time to complete due diligence. Dechert reviewed the comments that had been received from EQT Infrastructure II’s advisors regarding the Purchase Agreement with ED&F Man and reviewed the revised Merger Agreement that had been provided by advisors of EQT Infrastructure II. The Special Committee decided not to grant an extension of exclusivity at the meeting, but to reconsider the extension closer to the end of the period of exclusivity.

On November 16, 2012, Freshfields distributed a revised draft of the Merger Agreement to Dechert and on November 17, 2012, Dechert circulated a revised draft of the Support Agreement to Freshfields.

On November 18, 2012, representatives of Dechert and Reed Smith discussed EQT Infrastructure II’s comments regarding the Purchase Agreement and other open issues. On November 19, 2012, Dechert sent a revised draft of the Purchase Agreement to Reed Smith.

On November 18, 2012, representatives of Dechert and Reed Smith discussed EQT Infrastructure II’s comments regarding the Purchase Agreement and other open issues. On November 19, 2012, Dechert sent a revised draft of the Purchase Agreement to Reed Smith.

On November 20, 2012, Evercore and EQT Infrastructure II discussed the price that EQT Infrastructure II was prepared to offer for the purchase of the Company, and EQT Infrastructure II indicated that EQT Infrastructure II would need to reduce its bid price and would require more time to complete its confirmatory due diligence. EQT Infrastructure II requested an extension of the exclusivity period to complete this work. After consultation with the Special Committee, Evercore communicated to EQT Infrastructure II on November 21, 2012 that the exclusivity period would not be extended at the reduced offer price, but that EQT Infrastructure II was welcome to complete its due diligence on a non-exclusive basis.

On November 21, 2012, Dechert received a revised draft of the Purchase Agreement from Reed Smith.

On November 23, 2012, Dechert distributed a list of open issues related to the Merger Agreement to Freshfields, and on November 27, 2012, representatives of Dechert and Freshfields met via teleconference to discuss open issues in the Merger Agreement.

On November 25, 2012, representatives of Evercore and Company management held an update call with representatives of Company H, to update them on the recent business performance of the Company and developments in the sale process.

On November 27, 2012, Evercore discussed revised economic terms for the transaction with EQT Infrastructure II, including the treatment of various transaction fees and expenses, management compensation, key working capital items and profitability expected for the remainder of 2012.

On November 28, 2012, Dechert sent a revised draft of the Merger Agreement to Freshfields, and Freshfields provided Dechert with a draft of the Limited Guarantee.

During the weeks of November 20, 2012 and November 26, 2012, representatives and advisors of the Company, Dechert, EQT Infrastructure II and Freshfields held several legal and business due diligence conference calls.

On November 28, 2012, representatives of Dechert and Freshfields met via teleconference to discuss open issues on the Support Agreement, and on November 29, 2012, Dechert circulated a revised draft of the Support Agreement to Freshfields. On November 29, 2012, Dechert also sent a revised draft of the Purchase Agreement to Reed Smith. On December 1, 2012, Dechert sent a revised draft of the Limited Guarantee to Freshfields.

On November 29, 2012, Evercore had additional discussions with Company H regarding transaction structure and economic terms.

On November 29, 2012, the Special Committee held a telephonic meeting with representatives of Dechert and Evercore. Evercore discussed the negotiations with EQT Infrastructure II and its most recent discussions with Company H. Dechert reviewed the status of negotiations with EQT Infrastructure II on the Merger Agreement and with ED&F Man on the Purchase Agreement. Dechert provided a presentation to the Special Committee regarding its fiduciary duties in connection with the sale process under Delaware law.

On December 1, 2012 and December 7, 2012, representatives of Evercore and EQT Infrastructure II held additional discussions regarding the economic terms in the Merger Agreement.

On December 7, 2012, the members of the Board that were not members of the Special Committee met via teleconference with Dechert, and Dechert presented to the Board members regarding their fiduciary duties in connection with the sale process under Delaware law. Dechert also reviewed a draft of the Merger Agreement and discussed some of the material issues raised by Freshfields and EQT Infrastructure II in the negotiations. The Board members present on the teleconference discussed the presentation and asked questions of Dechert.

On December 8, 2012, the Special Committee held a telephonic meeting with representatives of Dechert and Evercore, at which Evercore presented to the Special Committee the updated purchase prices proposed by ED&F Man for purchase of the Feed Business and Non-Core Terminals and by EQT Infrastructure II for purchase of the Terminals Business. Dechert discussed that there were many logistical issues regarding the structure of the sale to ED&F Man, including issues with the sale of the Company’s joint venture interest to its joint venture partner in Australia, the timing and structure of the restructuring of the Company’s United Kingdom subsidiaries and complex tax structuring issues relating to the sale of the Company’s Korean, Danish and Irish subsidiaries. Not only did these issues need to be resolved between the Special Committee and ED&F Man, but representatives and advisors of EQT Infrastructure II also had to be comfortable with the resolution of these issues.

On December 10, 2012, Freshfields provided to Dechert a list of open issues on the various transaction documents, as well as revised drafts of the Support Agreement and Limited Guarantee. During the week of December 10, 2012, Dechert circulated issues lists to Freshfields and Reed Smith, outlining the open issues in the Merger Agreement, Purchase Agreement, Support Agreement and Transition Agreements to be resolved, and representatives of Dechert held several conference calls with Freshfields and separate conference calls with Reed Smith to discuss and resolve those open issues. On December 11, 2012, representatives of Dechert and Freshfields held conference calls to discuss Freshfields’ comments on the Merger Agreement, Support Agreement, Limited Guarantee and other ancillary documents.

On December 12, 2012, representatives of Dechert and Freshfields met via video-conference to negotiate remaining open issues in the Agreement and Plan of Merger, resolving many of the issues. Dechert and Reed Smith held separate conference calls on December 12, 2012 to discuss remaining open issues in the Purchase Agreement. Also on December 12, 2012, Dechert circulated a revised draft of the Limited Guarantee to Freshfields.

On December 13, 2012, Freshfields delivered a revised draft of the Agreement and Plan of Merger to Dechert, and Dechert delivered a revised draft of the Support Agreement to Freshfields.

On December 14, 2012, Freshfields circulated a revised draft of the Limited Guarantee to Dechert. From December 14 to December 19, representatives of Dechert held numerous conference calls with representatives of Reed Smith and separate conference calls with representatives of Freshfields regarding open issues in the Agreement and Plan of Merger, Limited Guarantee and Purchase Agreement. On December 15, 2012, Dechert sent a revised draft of the Limited Guarantee to Freshfields, and on December 16, 2012 and December 18, 2012, Freshfields circulated revised drafts of the Limited Guarantee to Dechert. On December 19 and 20, 2012, Dechert circulated revised drafts of the Purchase Agreement. On December 18, 2012, Dechert sent a revised draft of the Agreement and Plan of Merger to Freshfields, and on December 19, 2012 Freshfields sent a revised draft of the Merger Agreement to Dechert. During this time, Evercore was engaged in almost daily discussions with EQT Infrastructure II and separately with ED&F Man regarding the pricing for the two transactions, focusing on cash balances, expected capital expenditures, recoverable insurance proceeds and transaction tax deductions. During the course of the day and into the late afternoon on December 20, 2012, Dechert, Freshfields and Reed Smith distributed final versions of each of the Agreement and Plan of Merger, Limited Guarantee and Purchase Agreement to representatives and advisors of ED&F Man, EQT Infrastructure II and the Special Committee.

Late on December 19, 2012, the Special Committee held a meeting via teleconference with representatives of Dechert and Evercore. Dechert described the recent negotiations with EQT Infrastructure II and ED&F Man, and presented a summary of the terms of the Purchase Agreement and the Merger Agreement. Representatives of Evercore reviewed Evercore’s financial analysis of the offer prices from ED&F Man and EQT Infrastructure II for the purchase of the Feed Business and European Terminals and for the purchase of the Company. The Special Committee was satisfied with the prices offered and the terms of the transaction documents, and the Special Committee agreed to meet again on the afternoon of December 20, 2012 following a meeting of the entire Board to be held in the morning of December 20, 2012.

In the morning of December 20, 2012, the Board of Directors of the Company held a telephonic meeting, with representatives of Dechert and Evercore, to discuss the terms of the Agreement and Plan of Merger and representatives of Evercore reviewed Evercore’s financial analysis of the offer price from EQT Infrastructure II for the purchase of the Company.

Later in the afternoon on December 20, 2012, the Special Committee held a meeting via teleconference with representatives of Dechert and Evercore. Dechert and Evercore updated the Special Committee on the resolution of the outstanding issues from earlier in the day. Representatives of Evercore again reviewed Evercore’s financial analysis of the proposed transaction with ED&F Man and the proposed transaction with EQT Infrastructure II, Parent and Purchaser, and delivered Evercore’s oral opinions, which were later confirmed in writing, that, as of the date of the opinions, and subject to the various factors, assumptions and any limitations set forth in

Evercore’s written opinions, (1) the $115.3 million in cash to be received by the Company from ED&F Man for the sale of the Feed Business and the Non-Core Terminals was fair, from a financial point of view, to the Company and (2) the $6.70 per share in cash to be received by the holders of shares of the Company’s Class A Common Stock and Class B Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders.

Representatives of Dechert provided a summary of the key provisions of the Merger Agreement, the Purchase Agreement and the Transition Agreements to the Special Committee. The Special Committee then discussed the proposed transactions as well as the fact that the Company had been exploring strategic alternatives for over a year in a publicly disclosed strategic review process, during which representatives of Evercore had reached out to or received inbound calls from over 50 parties, a number of which conducted due diligence on the Company. The Special Committee also considered the positive and negative factors and risks associated with the proposed transaction with EQT Infrastructure II, Parent and Purchaser, as discussed in further detail in the section entitled “—Reasons for the Recommendation of the Special Committee and the Board” below.

After further deliberations, the Special Committee resolved, by unanimous vote, (1) that the terms of the Purchase Agreement and the transactions contemplated thereby, are fair to and in the best interests of the Company, (2) that the terms of the Agreement and Plan of Merger, including the Offer, the Top-Up Option and the Merger, are fair to and in the best interests of the Company and the holders of the Company’s Class A Common Stock and Class B Common Stock, (3) to approve the Purchase Agreement and the transactions contemplated thereby and (4) to recommend to the Board that it approve the Merger Agreement, the Offer, the Top-Up Option and the Merger.

The Board met immediately following the meeting of the Special Committee and the Chairman of the Special Committee conveyed the Special Committee’s recommendation to the Board. Representatives of Evercore again reviewed Evercore’s financial analysis of the proposed transaction with EQT Infrastructure II, Parent and Purchaser, and delivered Evercore’s oral opinion, which was later confirmed in writing, that, as of the date of the opinion, and subject to the various factors, assumptions and any limitations set forth in Evercore’s written opinion, the $6.70 per share in cash to be received by the holders of shares of the Company’s Class A Common Stock and Class B Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders. The Board then approved the Agreement and Plan of Merger, the Offer, the Top-Up Option and the Merger and resolved to recommend that the holders of the Company’s Class A Common Stock, Class B Common Stock, Preferred Stock and Warrants accept the Offer and tender their shares and/or warrants in the Offer, and if required by applicable law, adopt the Merger Agreement at a meeting of stockholders.

Thereafter, the parties executed the Purchase Agreement and the Merger Agreement. On December 20, 2012, the Company issued a press release announcing the execution of the Merger Agreement and the Purchase Agreement.

The Offer was commenced by Purchaser on December 31, 2012, and this Schedule 14D-9 was filed the same day.

Reasons for the Recommendation of the Special Committee and the Board

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Special Committee consulted with the Board and the Company’s senior management and legal and financial advisors, and considered a number of factors in recommending by unanimous vote that the Company’s stockholders accept the Offer, tender their shares of Common Stock, Preferred Stock and Warrants to Purchaser in the Offer and, if the Offer is not completed or if required by applicable law, adopt the Merger Agreement.

The following is a summary of the material factors that, taken as a whole, supported this recommendation:

Financial Terms; Certainty of Value

•	Historical trading prices and trading information with respect to the Common Stock, including that the Offer Price:

•

Represents a premium of 9.7% based on the closing price per share of Class A Common Stock on December 19, 2012, the last full trading day before the date of the public announcement of the execution of the Merger Agreement.

•

Represents a premium of 67.6% based on the closing price per share of Class A Common Stock on December 14, 2011, the last full trading day before the announcement that the Company had initiated a process to explore possible strategic alternatives.

•	Represents a premium of 12.1% based on the volume-weighted average closing price per share of Common Stock over the 180-day period ending December 19, 2012.

•	Represents a premium of 12.6 % based on the volume-weighted average closing price per share of Common Stock for the one-year period ending December 19, 2012.

•

The form of consideration to be paid in the Offer and the Merger is cash, which provides certainty of value and immediate liquidity to the Company’s stockholders while avoiding long-term business risk.

Financial Condition; Prospects of the Company

•

The knowledge of the Special Committee of the Company’s current and historical business, financial condition, results of operations, prospects and competitive position and its belief that the Offer is more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including remaining as a stand-alone public company.

•

The risks to the Company as a stand-alone public entity, including risks and uncertainties with respect to (i) achieving the Company’s business plan in light of the current and foreseeable market conditions, including risks and uncertainties in the U.S. and global economy generally and the Company’s industry specifically, and (ii) the “risk factors” set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 30, 2012 and amended on April 30, 2012, as updated by the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012, filed with the SEC on November 9, 2012.

Strategic Alternatives

•

The results of the Company’s sale process described in “Background of the Offer and the Merger” above and discussions with third parties other than EQT Infrastructure II, Parent and Purchaser before the signing of the Merger Agreement and related documents, including contact and meetings with several potential purchasers, none of which submitted a proposal that, in the assessment of the Special Committee or the Board, would deliver higher value to the Company’s stockholders (taking into account likelihood of closing) than the transaction with EQT Infrastructure II, Parent and Purchaser.

•

The Special Committee’s belief, after consultation with the Special Committee’s legal counsel and Evercore, that continuing discussions with EQT Infrastructure II, Parent, Purchaser or any of the other bidders, or soliciting interest from additional third parties, would be unlikely to lead to an offer that would deliver higher value to the Company’s stockholders than the offer by Purchaser.

•

The Special Committee’s belief that prolonging the sale process further (A) could have (i) resulted in the loss of the proposed offer from EQT Infrastructure II, Parent and Purchaser, (ii) negatively impacted the morale of employees and (iii) distracted employees and senior management from implementing the Company’s business plan and (B) would have been unlikely to lead to an offer that delivered higher value to the Company’s stockholders.

Fairness Opinion

•

The receipt by the Special Committee and the Board of the oral opinion of Evercore, which was subsequently confirmed in writing, that, as of December 20, 2012, and subject to the factors, assumptions, qualifications and limitations set forth in its written opinion, the per share Common Stock price of $6.70 in cash for each outstanding share of Common Stock, (the “Consideration”), as specified by the Merger Agreement, was fair, from a financial point of view, to the holders of such stock, and the review of Evercore’s opinion and the analyses underlying it that Evercore provided to the Special Committee. The Company urges stockholders to read carefully and in its entirety Evercore’s opinion regarding the Offer, which is attached hereto as Annex I, and the information contained in “Opinion of Financial Advisor” below for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Evercore.

•

The Special Committee also received the oral opinion of Evercore, which was subsequently confirmed in writing, that, as of December 20, 2012, and subject to the factors, assumptions, qualifications and limitations set forth in its written opinion, the consideration received in respect of the transactions contemplated by the Purchase Agreement was fair, from a financial point of view, to the Company (the “Feed Opinion”).

Merger Agreement Terms

•

The Merger Agreement does not preclude third parties from making a “superior proposal” or preclude the Special Committee from changing its recommendation after receiving a “superior proposal” or in light of material events not known to the Special Committee at the time the Merger Agreement was executed.

•

If the Special Committee determines in good faith, after consultation with its financial and legal advisors, that a competing proposal constitutes a superior proposal, it can (if it determines in good faith, after consultation with its legal advisors, that the failure to do so would be inconsistent with its fiduciary duties and after giving Parent and Purchaser a “match right”) terminate the Merger Agreement and enter into an agreement with respect to such superior proposal, provided that concurrently with such termination the Company pays Parent a termination fee of $13,000,000 plus the expenses incurred by Parent up to $3,000,000, which the Special Committee believes is customary for transactions of this type, and should not deter any interested third party from making, or inhibit the Special Committee from approving, a superior proposal if such were available.

•	The Merger Agreement has customary terms and was the product of arms-length negotiations.

•

The Offer provides for a cash tender offer for all outstanding shares of Common Stock and Preferred Stock and all Warrants, subject to the satisfaction of certain conditions, thereby enabling the Company’s stockholders, at the earliest possible time, to obtain the applicable Offer Price in exchange for their shares of Common Stock and Preferred Stock and Warrants (thereby reducing uncertainty during the pendency of the transaction).

•

If the Offer is consummated, the Company will be merged with and into Purchaser promptly after the closing of the Offer and the holders of Common Stock and Preferred Stock and Warrants that were not accepted for purchase in the Offer will receive the same price per share of Common Stock and Preferred Stock and the same price per share of Common Stock subject to each Warrant as they would have received in the Offer.

•	The availability of appraisal rights in connection with the Merger to stockholders who comply with all of the required procedures under the DGCL.

Use of Special Committee

•	The Board formed the Special Committee, which was comprised of four independent directors for the purpose of evaluating possible transactions.

•	The fact that the Special Committee retained independent financial advisors and legal counsel to render advice with respect to the proposed transaction.

•

The fact that the Special Committee selected separate, independent financial advisors without any limitation imposed by the Board, and that the Special Committee, after separate discussion, unanimously recommended approving the Merger Agreement, the Offer and the Merger.

•	The fact that the Special Committee was given the authority to negotiate the Transaction.

Speed and Likelihood of Consummation

•

The structure of the transaction as a two-step tender offer with a Top-Up Option provides the potential for the stockholders to receive the Offer Price on an accelerated time frame (and potentially reduces uncertainty during the pendency of the transaction).

•	The likelihood that the Offer and the Merger would be consummated, including:

•	Purchaser is required, subject to certain exceptions, to extend the Offer in certain circumstances.

•

The consummation of the Offer is conditioned on a majority of the outstanding shares of Common Stock and a majority of the outstanding shares of Preferred Stock (as determined on a fully diluted basis) being validly tendered in the Offer and not validly withdrawn (the “Minimum Condition”).

•

The conditions to the Offer and the Merger are specific and limited and are not within the control or discretion of Purchaser, Parent or EQT Infrastructure II and, in the judgment of the Special Committee, are likely to be satisfied.

•	The transaction is likely to be completed if a sufficient number of shares of Common Stock and Preferred Stock are tendered in the Offer because:

•

Concurrently with the execution of the Merger Agreement, stockholders controlling, in the aggregate, approximately 79% of the outstanding shares of Common Stock and Preferred Stock and Warrants executed Support Agreements, pursuant to which they agreed to tender their shares of Common Stock and Preferred Stock and Warrants in the Offer and to support the Merger and, if applicable, to vote all of their shares in favor of adoption of the Merger Agreement upon the terms and subject to the conditions of the Support Agreements. If the stockholders who executed Support Agreements tender all of their shares of Common Stock and Preferred Stock and Warrants pursuant to the Offer, the Minimum Condition will be satisfied. As a result, if the Offer is consummated and assuming that (i) Parent and Purchaser exercise the Top-Up Option and convert all but one share of Preferred Stock into shares of Class A Common Stock immediately prior to the consummation of the Merger, (ii) no Shares (other than the Top-Up Option Shares (as defined herein)) are issued by the Company after the date of the Offer to Purchase and (iii) the Shares subject to the Support Agreements are validly tendered in the Offer, Parent and Purchaser would have sufficient ownership of the outstanding Shares (including the Top-Up Option Shares) to consummate the Merger pursuant to the “short-form merger” provisions of the DGCL without the approval of any other stockholder of the Company (whether at a meeting or otherwise) even if no Shares are tendered in the Offer by any other stockholder of the Company.

•	The transaction with Parent and Purchaser is not subject to any financing condition.

•	The business reputation and capabilities of EQT Infrastructure II and its financial advisors and the substantial financial resources of EQT Infrastructure II.

Financing-Related Terms

•	Guarantor has provided the Guarantee in favor of the Company that guarantees the payment obligations of Parent and Purchaser to the Company.

•	Guarantor has also committed under the Guarantee to cause Parent (or to provide Purchaser sufficient funds) to satisfy Parent’s and Purchaser’s payment obligations under the Merger Agreement.

•	Specific Performance:

•

The Company is entitled to specific performance to prevent breaches or threatened breaches of the Merger Agreement, including to cause the Offer and the Merger to be consummated if all of the conditions to Parent and Purchaser’s obligations to effect the Offer closing have been satisfied or waived.

The Special Committee also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement, which weighed against the approval of the Offer and the Merger, including the following:

•

The risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of the attention of the Company’s directors, executive officers and employees, the potential loss of employees, customers and business partners and the incurrence of significant transaction costs.

•

While the consummation of the Offer gives the Company’s stockholders the opportunity to realize a premium over the prices at which the shares of Class A Common Stock were traded before the public announcement that the Company was exploring strategic alternatives, tendering of shares of Class A Common Stock in the Offer and the consummation of the Offer would eliminate the opportunity for stockholders to participate in any possible future growth and profits of the Company.

•

The fact that if the Offer and the Merger are not consummated in a timely manner or at all the trading price of the Class A Common Stock may suffer, the Company will have incurred significant transaction and opportunity costs and the Company may have lost employees after announcement of the Merger Agreement.

•

The all-cash consideration to be received by the Company’s stockholders who are U.S. persons in the Offer and the Merger would be taxable to such stockholders who have a gain for U.S. federal income tax purposes.

•

The ability of Parent to match a competing proposal and the fact that the Company may be required to pay Parent a termination fee of up to $13,000,000 plus expenses of up to $3,000,000, while potentially having the effect of discouraging third parties from proposing a competing proposal, were conditions to Parent’s willingness to enter into the Merger Agreement and in the judgment of the Board were reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company’s stockholders.

•

The restrictions on the conduct of the Company’s business before the completion of the Offer and the Merger, generally requiring the Company to conduct its business in the ordinary course of business, which may delay or prevent the Company from undertaking business opportunities that could possibly arise pending completion of the Offer and the Merger, whether or not consummated.

The Special Committee believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the risks and uncertainties of the Offer and the Merger.

At a meeting held on December 20, 2012 after receiving the recommendations of the Special Committee, receiving presentations of legal and financial advisors and evaluating the above factors and the conduct of its own review and other relevant factors, the Board by unanimous vote: (i) determined that the Offer and the transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated by the Merger Agreement; (iii) recommended that the securityholders of the Company accept the Offer and tender their shares of Common Stock and Preferred Stock and Warrants, subject to the terms and conditions of the Merger Agreement; (iv) recommended that the securityholders of the Company adopt the Merger Agreement and if applicable, vote in favor of the merger contemplated thereby, subject to the terms of the Merger Agreement; (v) authorized and approved the Top-Up Option and the issuance of the Top-Up Option Shares; and (vi) approved for all purposes the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement to exempt such agreements and transactions from any anti-takeover laws.

The foregoing discussion of information and factors considered by the Special Committee and the Board and the reasons for making their recommendations are not intended to be exhaustive, but is believed to include all of the material factors considered by the Special Committee and the Board and the material reasons for making their recommendations. In view of the variety of factors considered in connection with their evaluation of the Offer and the Merger and the related reasons for making their recommendations, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in and the related reasons for reaching determinations and recommendations. In addition, individual members of the Special Committee or Board may have given different weights to different factors and reasons.

In arriving at their respective recommendations, the directors of the Company were aware of the interests of the Company’s directors, executive officers and affiliates as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Opinion of Financial Advisor

Evercore was engaged to act as lead financial advisor to the Special Committee in connection with the evaluation of various strategic alternatives. On December 20, 2012, Evercore rendered its oral opinion, subsequently confirmed in writing, to the Special Committee and to the Board, to the effect that, as of such date, and based upon and subject to various factors, assumptions, qualifications and limitations set forth in the written opinion, the Consideration to be paid to the holders of the Common Stock, in the proposed Offer, (collectively, the “Transaction”) was fair, from a financial point of view, to such holders of the Common Stock.

The full text of the written opinion of Evercore with respect to the Transaction, dated December 20, 2012, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. Holders of shares of Common Stock and Preferred Stock and Warrants are encouraged to and should read the opinion carefully and in its entirety. Evercore’s opinion was provided to the Special Committee and to the Board in connection with their evaluation of the Consideration provided for in the Transaction from a financial point of view. The opinion of Evercore does not address any other aspect of the Transaction and does not constitute a recommendation to any holder of Common Stock, Preferred Stock or Warrant as to whether such holder should tender its shares or Warrants in the Offer or how such holder should otherwise act or vote in connection with the Transaction or any other matter. Evercore’s opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. The summary of the opinion of Evercore with respect to the Transaction set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

In connection with rendering its opinion on the Transaction, Evercore has, among other things:

•	reviewed certain publicly available business and financial information relating to the Company that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•

reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to Evercore by management of the Company;

•	reviewed certain non-public projected financial data relating to the Company prepared and furnished to Evercore by management of the Company;

•	reviewed certain non-public projected operating data relating to the Company prepared and furnished to Evercore by management of the Company;

•

discussed the past and current operations, financial projections and current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections);

•	reviewed the reported prices and the historical trading activity of the Common Stock;

•	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the financial performance of the Company and the valuation multiples relating to the Transaction with those of certain other transactions that Evercore deemed relevant;

•	reviewed certain publicly available business and financial information relating to Parent that Evercore deemed to be relevant;

•

reviewed a draft of the merger agreement dated December 20, 2012 and a draft of the tender and support agreement dated December 20, 2012, by and among certain stockholders named therein, Parent and Purchaser (together, the “Draft Agreements”), which Evercore assumed were in substantially final form and from which Evercore assumed the final forms will not vary in any respect material to Evercore’s analysis; reviewed the terms of the proposed Westway Feed and Non-Core Terminals transaction and the Purchase Agreement; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial data relating to the Company referred to above, Evercore has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company under the alternative business assumptions reflected therein. Evercore expressed no view as to any projected financial data relating to the Company or the assumptions on which they are based.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction would be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or materially reduce the benefits to the holders of shares of the Common Stock of the Transaction.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor had Evercore been furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of the opinion. It should be understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter relating to the Transaction other than the fairness to the holders of shares of the Common Stock from a financial point of view, of the common stock consideration as of the date of its opinion, other than as contained in the Feed Opinion. Evercore did not express any view on, and its opinion did not address, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the common stock consideration or otherwise. Evercore assumed that any modification to the structure of the Transaction would not vary in any respect material to its analysis. Evercore’s opinion did not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor did it address the underlying business decision of the Company to engage in the Transaction. Evercore noted in its opinion that the opinion did not constitute a recommendation to the Special Committee or the Board or to any other persons in respect of the Transaction, including as to how any holder of shares of the Common Stock should vote or act in respect of the Transaction. Evercore expressed no opinion in the opinion as to the price at which shares of the Common Stock would trade at any time. Evercore’s opinion noted that it is not a legal, regulatory, accounting or tax expert and that Evercore assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

Except as described above, the Special Committee and Board imposed no other instructions or limitations on Evercore with respect to the investigations made or the procedures followed by Evercore in rendering its opinion. Evercore’s opinion was only one of many factors considered by the Special Committee and Board in its evaluation of the Transaction and should not be viewed as determinative of the views of Special Committee or Board with respect to the Transaction or the common stock consideration payable in the Transaction.

Set forth below is a summary of the material financial analyses reviewed by Evercore with Special Committee and Board on December 20, 2012 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before December 18, 2012 (the last trading day practicable prior to Evercore’s delivery of the fairness opinion), and is not necessarily indicative of current market conditions. Further, all of the implied share prices below incorporate the cash proceeds from the sale of Westway Feed and Non-Core Terminals, adjusted for the current financial debt and related transaction expenses as of December 20, 2012.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Precedent Transaction Analysis

Evercore reviewed the following merger and acquisition transactions that were announced between 2002 and 2012 involving the acquisition of bulk liquid storage companies:

Date Announced	Buyer	Target
6/29/12	ArcLight Capital Partners	Blackwater Midstream
10/3/11	Targa Resources	2 Petroleum Storage Facilities
8/22/11	Alinda Capital	Houston Fuel Oil Terminal Co.
7/8/11	Royal Vopak	CRL Terminals Pvt.
6/15/11	Stolt-Nielsen	Marstel
5/18/11	Lindsay Goldberg	Rotterdam, Houston and Charleston Odfiell Tank Terminals
12/20/10	Buckeye Partners LP	Bahamas Oil Refining Company International (“BORCO”)
4/9/10	Novelly Family	Wodd Point Terminals
4/19/07	Challenger Infrastructure Fund	LBC SA
3/1/07	Louis Dreyfus Highbridge Energy	Mont Belvieu Storage
10/2/06	Vitol Group	Europoint Terminals & Ronaco Holdings
5/14/06	PYI Corp.	Minsheng LPG
4/14/06	Macquarie Infrastructure Company	IMIT Holdings
3/20/06	Stolthaven Terminals	Oiltanking Stolthaven Antwerp
12/14/05	Inter Pipeline Fund	Tanklager Gesellshaft Hoyer
9/29/05	Inter Pipeline Fund	Simon Storage
9/15/03	One Equity Partners	LBC SA
1/14/03	TransMontaigne	El Paso Florida Petroleum Terminals
12/19/02	Patron Capital	Simon Storage

Evercore calculated the enterprise value (“EV”) implied by the price paid in each of these transactions as a multiple of EBITDA for the last twelve months (“LTM”) before the announcement date for each of the target companies. This analysis was based on publicly available filings, publicly available research estimates published by independent equity research analysts associated with various Wall Street firms and financial data provided by FactSet Research Systems Inc. and S&P CapitalIQ. None of the companies that participated in the selected transactions are directly comparable to the Company and none of the transactions in the selected transactions analysis is directly comparable to the Transaction, Evercore selected these transactions because each of the target companies is in the selected transactions bulk liquid storage business and had operating characteristics and concepts that for purposes of analysis may be considered similar to certain of the Company operating characteristics and concepts.

This analysis resulted in the following implied multiples:

Precedent Transaction Multiples
	Mean	Median
EV/LTM EBITDA	9.4x	9.3x

Evercore derived these ranges of selected multiples based on its professional judgment and experience, including its understanding of the size, product diversity, commodity exposure, relative profitability free cash generation and expected growth of the Company, and taking into account the multiples and ratios for the selected publicly traded companies, rather than a purely quantitative application of the multiples from the selected transactions.

The selected multiple range of 9.0x to 11.0x was applied to the LTM EBITDA metric to obtain an implied enterprise value. Implied equity value was calculated by subtracting from the implied enterprise value the debt (including $90.8 million in total financial debt, $2.9 million in accrued convertible preferred dividends and $14.7 million in cash (net of certain transaction-related cash adjustments)) and financial liabilities (including $7.4 million of management obligations and $6.9 million of transaction expenses payable upon a change of control) and adding the proceeds related to Westway Feed and Non-Core Terminals transaction (assumes $115.3 million of proceeds for Westway Feed and Non-Core Terminals transaction, $0.5 million in net proceeds from the sale of the Champion Joint Venture, $10.4 million in tax liability for the gain as a result of the Westway Feed and Non-Core Terminals transaction and $1.8 million in other transaction expenses). Evercore divided the implied equity value by the number of fully diluted shares of the Company as provided by the Company’s management as of December 18, 2012 and compared each resulting implied share equity value range against the common stock consideration, as set forth below:

Common Stock Consideration: $6.70

Implied Value per Share Reference Range
Low	$5.49
High	$6.61

Historical Peer Group Trading Multiples

Evercore reviewed and compared certain financial information relating to Westway to corresponding information of a group of selected publicly traded companies. Although none of the selected publicly traded companies are directly comparable to the Company, the companies were chosen because they have certain characteristics that are similar to those of the Company.

Evercore derived the EV as a multiple of EBITDA for the LTM, estimated calendar year 2012 and estimated calendar year 2013 for these selected companies and the Company.

The multiple for each of the selected companies was calculated using the closing price of the selected companies’ common stock on December 18, 2012 and was based on publicly available filings, publicly available research estimates published by independent equity research analysts associated with various Wall Street firms and financial data provided by FactSet Research Systems Inc. and S&P CapitalIQ. The multiple for the Company was calculated using the closing price of the Common Stock on December 18, 2012 and was based on publicly available information and projections provided by the Company’s management.

	Bulk Liquid Storage (1)		Shipping/Storage (2)		Pipeline/Storage (3)
	Mean	Median	Mean	Median	Mean	Median
EV/EBITDA
LTM	9.2x	9.2x	10.8x	10.8x	14.1x	14.9x
2012E	10.6x	10.6x	10.6x	10.6x	12.8x	13.8x
2013E	9.7x	9.7x	7.2x	7.2x	10.4x	10.1x

(1)	Bulk Liquid Storage companies include: Royal Vopak N.V. and Rubis.
(2)	Shipping/Storage companies include: Stolt-Nielsen Ltd. and Odfjell SE.
(3)	Pipeline/Storage companies include: Kinder Morgan, Inc., Buckeye Partners, L.P. and NuStar Energy LP.

Evercore then applied a range of these selected multiples to corresponding financial information for Westway, based on the projections provided by the Company’s management. Evercore derived these ranges of selected multiples based on its professional judgment and experience, including its understanding of the size, product diversity, commodity exposure, relative profitability free cash generation and expected growth of the Company, and taking into account the multiples and ratios for the selected publicly traded companies.

The selected multiple range of 7.0x to 9.0x was applied to the 2012 estimated EBITDA metric to obtain an implied enterprise value. Implied equity value was calculated by subtracting from the implied enterprise value the debt (including $90.8 million in total financial debt, $2.9 million in accrued convertible preferred dividends and $14.7 million in cash (net of certain transaction-related cash adjustments)) and financial liabilities (including $7.4 million of management obligations and $6.9 million of transaction expenses payable upon a change of control) and adding the proceeds related to Westway Feed and Non-Core Terminals transaction (assuming $115.3 million of proceeds for Westway Feed and Non-Core Terminals transaction, $0.5 million in net proceeds from the sale of the Champion Joint Venture, $10.4 million in tax liability for the gain as a result of the Westway Feed and Non-Core Terminals transaction and $1.8 million in other transaction expenses). Evercore divided the implied equity value by the number of fully diluted shares of the Company as provided by the Company’s management as of December 18, 2012 and compared each resulting implied share equity value range against the common stock consideration, as set forth below:

Common Stock Consideration: $6.70

Multiple	Range of Multiples	Implied Value per Share
EV/EBITDA	7.0x – 9.0x	$4.27 – $5.04

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow (“DCF”) analysis which calculates the present value of a company’s future cash flows based upon assumptions with respect to such cash flows and assumed discount rates. Evercore’s DCF analysis was based upon two sets of financial projections prepared and furnished to Evercore by the Company’s management the “Case 1” and “Case 2” projections. The Company’s management prepared the two cases of financial projections based upon different assumptions regarding business and industry trends. The Case 1 projections reflected stable business and industry trends that would produce steady growth and improving margins for the Company during the projection period (2012-2016). The Case 2 projections assumed a conservative trend that would impact price rates and the utilization of capacity. The Company’s management additionally prepared for each of the Case 1 projections and the Case 2 projections financial projections based on the completion of a certain potential expansion at a specified location identified by management as well as the completion of other less probable potential capacity expansions.

Evercore calculated the unlevered free cash flows that the Company is expected to generate based upon each set of projections for the fiscal years 2012 through 2016. Evercore also calculated a range of terminal values of the Company at the end of fiscal year 2016 by applying a range of terminal EBITDA multiples of 7.0x to 9.0x (which was selected by Evercore based on its judgment and experience as informed by both the historical trading range for the Company and the bulk liquid storage industry) to the Company’s estimated fiscal year 2016 EBITDA. The unlevered free cash flows and terminal value were then discounted to present values using a range of discount rates of 8.0% to 10.0% which was chosen by Evercore based upon an analysis of the estimated weighted average cost of capital of the Company. Evercore then calculated a range of enterprise values of the Company by adding the present values of the unlevered free cash flows to the present values of the Company’s terminal value at the end of the Company estimated fiscal year 2016 for each EBITDA multiple and discount rate input within the chosen ranges. To calculate the illustrative range of implied equity values per share, Evercore divided the calculated equity value by the number of fully diluted shares of the Company as provided by the Company.

For the Case 1 projections, this analysis resulted in a range of illustrative implied equity values per share of approximately $5.54 to $7.03 per share of the Common Stock, as compared to the Common Stock consideration of $6.70 per share. Taking into account the potential expansion at the specified location identified by management and the completion of other less probable potential capacity expansions, this analysis resulted in a range of illustrative implied equity values per share of an additional approximately $0.25 to $0.41 and $0.24 to $0.51, respectively, per share of the Common Stock.

For the Case 2 projections, this analysis resulted in a range of illustrative implied equity values per share of approximately $5.15 to $6.51 per share of the Common Stock, as compared to the common stock consideration of $6.70 per share. Taking into account the potential expansion at the specified location identified by management and the completion of other less probable potential capacity expansions, this analysis resulted in a range of illustrative implied equity values per share of an additional approximately $0.08 to $0.18 and $0.24 to $0.51, respectively, per share of the Common Stock.

Leveraged Buyout Analysis

Evercore also performed a leveraged buyout analysis of the Company in order to ascertain the price per share that one or more potential financial buyers might be willing to pay based upon the Case 1 and Case 2 projections prepared and furnished to Evercore by the Company’s management.

Evercore calculated the implied value per share of the Common Stock that would generate an internal rate of return ranging between 18.0% and 22.0% assuming the following valuation scenarios: (i) a leverage multiple of 6.0x LTM EBITDA, adjusted for certain items to reflect the ongoing profitability of the business and (ii) EBITDA exit multiples of 9.0x to 11.0x. This analysis indicated the following implied per share equity reference ranges for the Company:

Common Stock Consideration: $6.70

Existing Business, without Expansions
Case 1	$5.26-$6.30
Case 2	$4.98-$5.92

For Case 1, taking into account the potential expansion at the specified location identified by management and the completion of other less probable potential capacity expansions, this analysis resulted in a range of illustrative implied equity values per share of an additional approximately $0.22 to $0.33 and $0.31 to $0.50, respectively, per share of the Common Stock.

For Case 2, taking into account the potential expansion at the specified location identified by management and the completion of other less probable potential capacity expansions, this analysis resulted in a range of illustrative implied equity values per share of an additional approximately $0.10 to $0.15 and $0.31 to $0.50, respectively, per share of the Common Stock.

Premiums Paid Analysis

Evercore reviewed the premiums paid in all-cash acquisitions of public, US-based targets with equity values between $100 million and $500 million during the past five years, excluding those transactions where the target was in the financial services industry or was a REIT. Using information from FactSet Research Systems Inc. and Securities Data Corporation, premiums paid were calculated as the percentage by which the per share consideration paid in each such transaction exceeded the closing market share prices of the target companies one day, one week and four weeks prior to transaction announcements. This analysis indicated the following implied median, high, 75th percentile, mean, 25th percentile and low premiums for the selected transactions:

Transactions	1 Day Prior to Announcement	1 Week Prior to Announcement	4 Weeks Prior to Announcement
Median	35.5%	37.6%	40.3%
High	309.4%	700.0%	369.8%
75th Percentile	55.4%	56.8%	62.0%
Mean	48.3%	53.6%	54.9%
25th Percentile	23.1%	23.6%	23.6%
Low	0.2%	2.8%	2.8%

Based on the foregoing, with respect to premiums paid relative to the closing market share prices of the target companies one day prior to transaction announcements, Evercore applied a range of selected premiums from 23% to 55% based on the 25th and 75th percentiles of the selected transactions to the unaffected share price of $4.00 on December 14, 2011, the last trading day prior to the receipt of an unsolicited preliminary offer from ED&F Man to acquire Westway Feed and Non-Core Terminals. This analysis indicated a range of implied per share equity values for the Company of $4.92 to $6.22, as compared to the implied per share Common Stock consideration of $6.70. Evercore also noted that the implied per share common stock consideration of $6.70 is a 67.6% and 9.9% premium to the Company’s unaffected share price and current share price, respectively.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the Transaction by the Special Committee and the Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have considered various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Evercore’s view of the value of the Company. No company used in the above analyses as a comparison is directly comparable to the Company, and no transaction used is directly comparable to the Transaction. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company and Parent or their respective advisors.

Evercore prepared these analyses for the purpose of providing an opinion to the Special Committee and Board as to the fairness, from a financial point of view, of the Common Stock consideration to be received the Company’s shareholders pursuant to the Offer and the Merger. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. The common stock consideration to be received by the Company’s shareholders pursuant to the Transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by Board. Evercore did not recommend any specific consideration to the Company or that any given consideration constituted the only appropriate consideration.

Under the terms of Evercore’s engagement, the Company has agreed to pay Evercore a fee, based upon a percentage of the aggregate value of the Transaction. Based upon a common stock consideration of $6.70 per share, a fee of approximately $5.8 million will become payable upon the consummation of the Transaction. In addition, the Company has agreed to reimburse Evercore for its reasonable out-of-pocket expenses (including travel expenses and disbursement) up to $250,000 and to indemnify Evercore for certain liabilities arising out of its engagement. Evercore will also receive a fee of approximately $1.5 million for the Feed and Non-Core Terminals transaction. During the two year period prior to the date of its opinion, no material relationship existed between Evercore and its affiliates and Parent or Purchaser pursuant to which compensation was received or is intended to be received by Evercore or its affiliates as a result of such a relationship and no such relationship is mutually understood to be contemplated. Evercore may provide financial or other services to the Company, Parent or Purchaser in the future and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Parent, Purchaser and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The Company engaged Evercore to act as a financial advisor based on its qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

General

Intent to Tender

To the Company’s knowledge, all of the Company’s directors, executive officers and affiliates currently intend to tender or cause to be tendered all shares of Common Stock, Preferred Stock and Warrants held of record or beneficially owned by such persons or entities pursuant to the Offer (other than shares of Common Stock as to which such holder does not have discretionary authority).

Item 5.	Person / Assets Retained, Employed, Compensated or Used

Evercore

The Company, on behalf of the Special Committee, has retained Evercore as its lead financial advisor in connection with the Offer and the Merger, and in connection with such engagement, Evercore provided the fairness opinion described in “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor,” which is attached as Annex I hereto and is incorporated herein by reference. The Special Committee selected Evercore as its lead financial advisor because it is an internationally recognized financial advisory firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement.

Pursuant to a letter agreement dated March 20, 2012 (the “Evercore Agreement”), Evercore agreed to act as lead financial advisor to the Company in connection with the possible sale of (i) the Company’s liquid feed supplement operations and/or selected bulk liquid storage operations (the “Feed Transaction”) and/or (ii) the remaining assets of the Company (the “Terminals Transaction”). Evercore also agreed to, upon the Special Committee’s request, provide an opinion as to the fairness, from a financial point of view, to the Company of the consideration they would receive in the proposed transaction. The Company agreed to pay Evercore a transaction fee equal to 1.25% of the Feed Transaction Value (as defined in the Evercore Agreement), all of which is payable upon consummation of the Feed Transaction, and a transaction fee equal to 1.25% of the Terminals Transaction Value (as defined in the Evercore Agreement) all of which is payable upon consummation of the Terminals Transaction for any Terminals Transaction Value up to and including $475 million plus 3% of any Terminals Transaction Value between $475 million and $525 million plus 5% of any Terminals Transaction Value in excess of $525 million. In addition, the Company has agreed to reimburse Evercore for all reasonable and documented expenses, not to exceed $250,000, without the consent of the Special Committee and has agreed to indemnify Evercore and related persons against various liabilities. If the Evercore Agreement is terminated except for cause and the Company enters into a transaction involving the sale of all or substantially all of the equity securities or assets of the Company (or an agreement with respect to such transaction) within six months of such termination and subsequently consummates such transaction, the Company is required to pay Evercore the fee in respect of the Transaction Value as described above upon the closing of such transaction, subject to certain exceptions.

In connection with the Offer and the Merger, the Company expects Evercore will receive a fee of approximately $5.8 million for its services upon the consummation of the Merger.

Agreements with MacKenzie Partners and Continental Stock Transfer & Trust Company

Purchaser has engaged MacKenzie Partners, Inc. (the “Information Agent”) to act as the information agent in connection with the Offer. Purchaser has agreed to pay customary compensation for such services. In addition, Purchaser has arranged to reimburse for the Information Agent its reasonable out-of-pocket expenses and to indemnify the Information Agent and related persons against certain liabilities relating to or arising out of its engagement.

Purchaser has engaged Continental Stock Transfer & Trust Company (the “Depositary and Paying Agent”) to act as the depositary and paying agent in connection with the Offer and the Merger. Purchaser has agreed to pay customary compensation for such services and to reimburse the Depositary and Paying Agent for its reasonable and necessary expenses. In addition, Purchaser has agreed to indemnify the Depositary and Paying Agent against certain liabilities relating to or arising out of its engagement. Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

Securities Transactions

No transactions with respect to shares of Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its directors, executive officers, affiliates or subsidiaries during the 60 days before the date of this Schedule 14D-9, except with respect to the Top-Up Option (as defined below) and the Support Agreements and for the following transactions:

Name	Transaction Date	Number of Shares	Price Per Share ($) (if applicable)	Nature of Transaction
James B. Jenkins	11/4/12	34,380		Scheduled vesting of Restricted Stock
Shermen WSC Holdings LLC	12/13/12	77,817		See below[1]
James B. Jenkins	12/21/12	250,000		See below[2]

[1]	On December 13, 2012 Shermen WSC Holding LLC distributed 77,817 shares to Nicole Jenkins, one of its members, for no consideration.
[2]

On December 21, 2012 Jim Jenkins donated 250,000 shares of Class A Common Stock held by him to two trusts for the benefit of his children. We are currently working with the sole trustee of the trusts, Wilmington Trust Company, and the Company’s transfer agent, Continental Stock Transfer & Trust Company, to have the shares transferred on the books of the company. It looks like the earliest that this will occur is Monday, December 31, 2012.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9 or the transactions related to the Purchase Agreement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (a) a tender offer for, or other acquisition of, the Company’s securities by the Company, any subsidiary of the Company or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Directors, Executive Officers and Affiliates” is incorporated herein by reference.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of shares of Common Stock or Preferred Stock at the Effective Time (a “Remaining Stockholder”) who has neither voted in favor of the Merger nor consented thereto in writing and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of the holder’s shares of Common Stock or Preferred Stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for shares of Common Stock or Preferred Stock held by such holder. Stockholders who tender their shares of Common Stock or Preferred Stock in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Consideration paid therefor in the Offer. The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar merger) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of shares of Common Stock or Preferred Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a short-form merger under Section 253 of the DGCL (a “Short-Form Merger”) but rather is being consummated following approval thereof at a meeting of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote of the Company’s stockholders or by written consent of stockholders in lieu of a meeting. If the Merger is approved by a vote of stockholders at a meeting, this written demand for appraisal of shares of Common Stock or Preferred Stock must be in addition to and separate from any proxy or vote abstaining from or against the adoption of the Merger Agreement, and voting against, abstaining from voting or failing to vote on the Merger Agreement will not constitute a demand for appraisal within the meaning of Section 262 of the DGCL. Also in such case, any stockholder seeking appraisal rights must hold the shares of Common Stock or Preferred Stock for which appraisal is sought on the date of the making of the demand, continuously hold such shares through the Effective Time and otherwise comply with the provisions of Section 262 of the DGCL.

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock or Preferred Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock or Preferred Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds shares of Common Stock or Preferred Stock as a nominee for others, may exercise appraisal rights with respect to the shares of Common Stock or Preferred Stock held for all or less than all beneficial owners of shares of Common Stock or Preferred Stock as to which the holder is the record owner. In such case, the written demand must set forth the number of shares of Common Stock or Preferred Stock covered by such demand. Where the number of shares of Common Stock or Preferred Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock or Preferred Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger or if the Merger is approved by written consent of stockholders in lieu of a meeting.

Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Common Stock or Preferred Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares of Common Stock or Preferred Stock owned by such stockholders, determining the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation of the merger. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible as proof as of the date of the Merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their shares of Common Stock or Preferred Stock determined under Section 262 of the DGCL could be more than, the same as or less than the Offer Price, if they do seek appraisal of their shares of Common Stock or Preferred Stock, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. The Company expects that Parent would cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the shares of Common Stock or Preferred Stock is less than that paid in the Offer, as applicable. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Common Stock or Preferred Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the shares of Common Stock or Preferred Stock subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of shares of Common Stock or Preferred Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for his or her shares of Common Stock or Preferred Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Parent has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

The preservation and exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights will result in the loss of those rights. The foregoing summary of the rights of dissenting stockholders under the DGCL is not a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to the DGCL.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES OF THE COMPANY’S COMMON STOCK OR PREFERRED STOCK IN THE OFFER IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES OF THE COMPANY’S COMMON STOCK OR PREFERRED STOCK IN THE OFFER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES OF COMPANY COMMON STOCK OR PREFERRED STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Antitrust Laws

Parent filed a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) relating to its proposed acquisition of the Company on December 21, 2012. The Company submitted its Premerger Notification and Report Form with the FTC and the Antitrust Division on December 21, 2012. Consequently, the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on January 7, 2013, unless earlier terminated or extended by a request for additional information.

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer, the acquisition of shares of Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Parent’s acquisition of shares of Common Stock or Preferred Stock and Warrants pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Common Stock or Preferred Stock or Warrants pursuant to the Offer or seeking the divestiture of shares of Common Stock or Preferred Stock acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Vote Required to Approve the Merger; Short-Form Merger

The Board has approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise (including through exercise of the Top-Up Option described below), at least 90% of each class of the outstanding shares of Common Stock and Preferred Stock entitled to vote on the adoption of the Merger Agreement (whether by meeting of the Company’s stockholders or otherwise), Purchaser will be able to effect the Merger without the vote of any stockholder of the Company. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of each class of the outstanding shares of Common Stock and Preferred Stock, the affirmative vote of the holders of a majority in voting power of the outstanding shares of Common Stock and the affirmative vote of the holders of a majority of the outstanding shares of Preferred Stock, voting as a separate class will be required under the DGCL to effect the Merger.

Top-Up Option

Subject to the terms of the Merger Agreement and applicable law, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price for the Common Stock up to that number of newly issued, fully paid and nonassessable shares of Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock directly or indirectly owned by Parent and Purchaser at the time of exercise of the Top-Up Option, will constitute no less than one share more than 90% of the shares of Common Stock that will be outstanding immediately after the issuance of the Top-Up Option Shares.

The Top-Up Option is intended to expedite the timing of the consummation of the Merger by permitting a Short-Form Merger. Purchaser is required to exercise the Top-Up Option if Purchaser does not own at least 90% of the outstanding shares of Common Stock immediately after it accepts for purchase all of the shares of Common Stock validly tendered and not withdrawn. Upon the consummation of the Offer, Purchaser is required to pay to the Company the purchase price owed by Purchaser to the Company to purchase the Top-Up Option Shares, at Purchaser’s option, (i) in cash, by wire transfer of same-day funds, (ii) by (x) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the Top-Up Option Shares and (y) executing and delivering to the Company a promissory note, with such terms as specified in the Merger Agreement, having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash or (iii) some combination of (i) and (ii). In the Merger Agreement, the parties agreed that any dilutive impact on the value of the shares of Common Stock as a result of the issuance of the Top-Up Option Shares will not be taken into account in any determination of the fair value of any shares of Common Stock owned by any stockholder of the Company who is entitled to and properly exercises appraisal rights under Section 262 of the DGCL, except as may be required by applicable law.

If the Offer is consummated and assuming that (i) Parent and Purchaser exercise the Top-Up Option and convert all but one share of Preferred Stock into shares of Class A Common Stock immediately prior to the consummation of the Merger, (ii ) no Shares (other than the Top-Up Option Shares) are issued by the Company after the date of the Offer to Purchase and (iii) the Shares subject to the Support Agreements are validly tendered in the Offer, Parent and Purchaser would have sufficient ownership of the outstanding Shares (including the Top-Up Option Shares) to consummate the Merger pursuant to the “short-form merger” provisions of the DGCL without the approval of any other stockholder of the Company (whether at a meeting or otherwise) even if no Shares are tendered in the Offer by any other stockholder of the Company.

Delaware Anti-Takeover Law

Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company’s board of directors has taken all appropriate action so that Section 203, with respect to Parent, Purchaser and the Company, will not be applicable to the Offer or the Merger.

Stockholder Approval

In the event that the Offer and a Short-Form Merger is not consummated, the Company will seek stockholder approval of the Merger. The affirmative vote of the holders of a majority in voting power of the outstanding shares of Common Stock and the affirmative vote of the holders of a majority of the outstanding shares of Preferred Stock, voting as a separate class will be required under the DGCL to adopt the Merger Agreement and effect the Merger. Unless the Support Agreements are terminated, the stockholders who agreed to tender their shares thereunder own sufficient shares of Common Stock and Preferred Stock to adopt the Merger Agreement and effect the Merger.

Certain Company Projections

The Company does not as a matter of course publicly disclose projections as to future performance or earnings due to the significant unpredictability of the underlying assumptions and estimates. However, in connection with Evercore’s role as the Company’s financial advisor and EQT Infrastructure II’s, Parent’s and Purchaser’s due diligence investigation of the Company, the Company’s management provided to Evercore, EQT Infrastructure II, Parent and Purchaser certain of management’s internal non-public standalone financial projections concerning the Company for fiscal years 2012 through 2016, which are summarized below. The

Company’s financial forecasts for these fiscal years were reviewed with the Board and were used by Evercore in connection with its preparation of its fairness opinion and related financial analysis of the Offer and the Merger.

These financial forecasts were prepared solely for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial forecasts included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial forecasts.

These financial forecasts reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial forecasts constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such financial forecasts, including, but not limited to, the Company’s performance, the marketplace for its products and services, industry performance, general business and economic conditions, customer requirements, competition, the Company’s ability to successfully manage costs in the future, adverse changes in applicable laws, regulations or rules and other risks and uncertainties described in reports filed with the SEC. See also “Forward-Looking Statements” below.

There can be no assurance that the financial forecasts will be realized or that actual results will not be significantly higher or lower than projected. These financial forecasts cover multiple years and such information by its nature becomes less predictive with each successive year. In addition, these financial forecasts will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which these financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control.

These financial forecasts also reflect assumptions as to certain business decisions that are subject to change. These financial forecasts cannot, therefore, be considered a guarantee of future operating results. The inclusion of this information should not be regarded as an indication that the Company, any of its financial advisors or anyone who received this information then considered, or now considers, it necessarily predictive of actual future events. None of the Company, its financial advisors or any of their affiliates intends to, and each of them disclaims any obligation to, update or revise such projections, except to the extent required by applicable law.

These financial forecasts do not take into account any circumstances or events occurring after the date they were prepared, including the December 20, 2012 announcement of the pending acquisition of the Company by Parent and Purchaser pursuant to the Offer and the Merger or subsequent integration activities. For instance, there can be no assurance that the announcement of the Offer and the Merger will not cause the Company’s customers to delay or cancel purchases of its products or services pending the consummation of the Offer and the Merger. Any such delay or cancellation of customer sales is likely to adversely affect the Company’s ability to achieve the results reflected in such financial projections. Further, the financial forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The inclusion of these financial forecasts should not be deemed an admission or representation by the Company with respect to the financial forecasts or that the financial forecasts are viewed by the Company as material information of the Company, and in fact the Company views the financial forecasts as non-material because of the inherent risks and uncertainties associated with such long-term forecasts.

These financial forecasts are not being included in this Schedule 14D-9 to influence your decision whether to tender your shares in the Offer, but because these financial forecasts were made available by the Company to Evercore (the Company’s financial advisor), and to advisors of EQT Infrastructure II, Parent and Purchaser. The information from these financial forecasts should be evaluated, if at all, in conjunction with the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Company’s financial forecasts, stockholders are cautioned not to place undue, if any, reliance on the forecasts included in this Schedule 14D-9.

WESTWAY TERMINALS FINANCIAL PROJECTIONS

(US$ in millions, except where otherwise stated)

	2012E	2013E	2014E	2015E
Existing Business:(1)
Net Revenue	$83.1	$93.0	$99.2	$103.5
% Growth		11.9%	6.7%	4.3%

Adjusted EBITDA (Pre-Corporate)(2)	$46.4	$55.2	$60.5	$63.7
% Margin	55.8%	59.4%	60.9%	61.5%

Total Capital Expenditures	$19.7	$8.5	$8.5	$8.5

Note: Projections reflect Westway Terminals operations pro forma for assumed divestiture of Westway Feed and certain non-core terminal locations.

(1)	Includes capacity expansions under construction in 2012.
(2)	Excludes impact of approximately $15.5m in annual corporate overhead expenses and any corporate overhead savings achievable from a take-private transaction and or the divestiture of Westway Feed and certain non-core terminal locations.

Adjusted EBITDA is defined as revenue less operating costs and less selling, general and administration costs, plus depreciation and amortization, and excluding corporate overhead costs and non-recurring items. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles. Items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA should not be considered in isolation or as an alternative to, or substitute for, net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because Adjusted EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.

The information from the above financial forecasts should be evaluated, if at all, in conjunction with the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. Except to the extent required by law, the Company does not intend to update or otherwise revise such prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate.

Forward-Looking Statements

Information provided and statements contained in this Schedule 14D-9 that are not purely historical, such as statements regarding expectations about the tender offer or future business plans, prospective performance and opportunities, regulatory approvals, the expected timing of the completion of the transaction and the ability to complete the transaction considering the various closing conditions, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Such forward-looking statements only speak as of the date of this Schedule 14D-9, and the Company assumes no obligation to update the information included in this Schedule 14D-9. Statements made in this Schedule 14D-9 that are forward-looking in nature may involve risks and uncertainties. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict, including, without limitation, the possibility that the transaction does not close, the risk that business disruption relating to the transaction may be greater than anticipated, the failure to obtain any required financing on favorable terms and other specific risk factors discussed herein and in other releases and public filings made by the Company (including filings by the Company with the SEC). Although the Company believes that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this Schedule 14D-9.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Offer to Purchase, dated December 31, 2012 (incorporated by reference to Exhibit (a)(1) to the Schedule TO).

(a)(2)	Form of Letter of Transmittal for Securities (incorporated by reference to Exhibit (a)(2) to the Schedule TO).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO).

(a)(4)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(4) to the Schedule TO).

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO).

(a)(6)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(6) to the Schedule TO).

(a)(7)(i)	Summary Advertisement as published in the Wall Street Journal on December 31, 2012 (incorporated by reference to Exhibit (a)(7)(i) to the Schedule TO).

(a)(7)(ii)	Joint Press Release by the Guarantor and the Company, dated December 20, 2012 (incorporated by reference to Exhibit (a)(7)(ii) to the Schedule TO).

(a)(7)(iii)	Press Release by the Guarantor, dated December 21, 2012 (incorporated by reference to Exhibit (a)(7)(iii) to the Schedule TO).

(a)(8)*	Opinion of Evercore Group L.L.C., dated December 20, 2012 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated December 20, 2012, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 24, 2012).

(e)(2)

Limited Guarantee, dated December 20, 2012, by and between Guarantor and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 24, 2012).

Exhibit No.	Document

(e)(3)

Support Agreement, dated December 20, 2012, by and among Parent, Purchaser, the Company and Agman (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 24, 2012).

(e)(4)

Support Agreement dated December 20, 2012, by and among Parent, Purchaser, the Company and Francis P. Jenkins, Jr. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 24, 2012).

(e)(5)

Support Agreement dated December 20, 2012, by and among Parent, Purchaser, the Company and John E. Toffolon, Jr. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 24, 2012).

(e)(6)*	Confidentiality Agreement, dated October 30, 2012, by and between EQT Infrastructure II and the Company.

(e)(7)*	Confidentiality Agreement, dated January 16, 2012, by and between EQT Infrastructure I and the Company.

(e)(8)

Purchase Agreement, dated December 20, 2012, by and among ED&F Man, the Company, Westway Holdings UK Limited, Westway Terminal & Feed Products Canada, Inc. and Westway Holdings Netherlands B.V. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 24, 2012).

(e)(9)

Amended and Restated Transaction Agreement, dated May 1, 2009, among the Company, Terminal Merger Sub LLC, Feed Merger Sub LLC, ED&F Man, Agman, Westway Terminal and Westway Feed (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on May 8, 2009).

(e)(10)	Stock Escrow Agreement, dated May 28, 2009, among the Company, Agman, Shermen WSC Holding LLC, and the Depositary and Paying Agent (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report, as Amended, on Form 10-Q/A filed with the SEC on August 17, 2009.

(e)(11)	Molasses Supply Agreement, dated May 28, 2009, between Westway Feed and ED&F Man Liquid Products Corporation (a wholly owned subsidiary of ED&F Man) (incorporated by reference to Exhibit A to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2009).

(e)(12)	Storage Strategic Alliance Agreement, dated May 28, 2009, between Westway Terminal and ED&F Man (incorporated by reference to Exhibit I to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on January 20, 2009.

(e)(13)	Registration Rights Agreement dated as of May 30, 2007, among the Company, Shermen Acquisition Holding LLC, John E. Toffolon, Jr., Joseph Prochaska and Donald Pottinger (incorporated by reference to Exhibit 10.20 of the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2011).

(e)(14)	Founder Warrant Agreement, dated as of May 30, 2007, between the Company and the Depositary and Paying Agent, as warrant agent (incorporated by reference to Exhibit 10.18 of the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2011).

(e)(15)	Amendment No. 1 to Founder Warrant Agreement, dated August 30, 2010, between the Company and the Depositary and Paying Agent (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 31, 2010).

Exhibit No.	Document

(e)(16)	Terminal Service Agreement No. 899, dated September 6, 2001, between Westway Terminal and ED&F Man Liquid Products L.L.C. (formerly Westway Trading Corporation) (incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2011).

(e)(17)	Founder Warrant Purchase Agreement between the Company and Shermen WSC Holding LLC (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed with the SEC on March 13, 2009).

(e)(18)	Warrant Repurchase Agreement dated as of May 23, 2012, by and among the Company and the parties identified as Sellers on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 25, 2012).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

WESTWAY GROUP, INC.

Date: December 31, 2012	By:	/s/ Thomas A. Masilla, Jr.
	Name:	Thomas A. Masilla, Jr.
	Title:	Chief Financial Officer

Annex I

December 20, 2012

The Board of Directors and the Special Committee of the Board of Directors

Westway Group, Inc.

365 Canal Street, Suite 2900

New Orleans, LA 70130

Members of the Board of Directors and Special Committee of the Board of Directors:

We understand that Westway Group, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with Bishop Infrastructure II Acquisition Company, Inc., a Delaware corporation (“Parent”) and Bishop Infrastructure III Acquisition Company, Inc., a Delaware corporation (“Merger Sub”), a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, Merger Sub has agreed to commence a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of Class A common stock and Class B common stock of the Company (the “Company Common Stock”), preferred stock of the Company (the “Company Preferred Stock”) and outstanding warrants to purchase shares of Company Common Stock (“Warrants”) that have a per share exercise price that is less than the Common Stock Consideration (as defined below) at a price (i) for each share of Company Common Stock equal to $6.70 (the “Common Stock Consideration”), (ii) for each share of Company Preferred Stock equal to the Preferred Offer Price (as defined in the Merger Agreement) (the “Preferred Stock Consideration”) and (iii) for each Warrant, an amount in cash equal to the difference between the Common Stock Consideration and the per share exercise price of such Warrant (the “Warrant Consideration”). The Merger Agreement further provides that, following the completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock (including any restricted shares but excluding shares of Company Common Stock owned by Parent, Merger Sub or the Company or any of their respective direct or indirect wholly-owned subsidiaries or any Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive the Common Stock Consideration, each outstanding share of Company Preferred Stock (excluding Dissenting Shares) will be converted into the right to receive the Preferred Stock Consideration and each Warrant issued and outstanding immediately prior to the effective time of the Merger that has a per share exercise price that is less than the Common Stock Consideration will be converted into the right to receive the Warrant Consideration. The Tender Offer and the Merger, together and not separately, are referred to herein as the “Transaction”. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors and Special Committee have asked us whether, in our opinion, the Common Stock Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock entitled to receive such Common Stock Consideration.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to us by management of the Company;

(iii)	reviewed certain non-public projected financial data relating to the Company prepared and furnished to us by management of the Company;

Letter to The Board of Directors and the Special Committee of the Board of Directors of Westway Group, Inc.

December 20, 2012

(iv)	reviewed certain non-public projected operating data relating to the Company prepared and furnished to us by management of the Company;

(v)	discussed the past and current operations, financial projections and current financial condition of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections);

(vi)	reviewed the reported prices and the historical trading activity of the Company Common Stock;

(vii)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(viii)	compared the financial performance of the Company and the valuation multiples relating to the Transaction with those of certain other transactions that we deemed relevant;

(ix)	reviewed certain publicly available business and financial information relating to the Parent that we deemed to be relevant;

(x)	reviewed a draft of the Merger Agreement dated December 20, 2012 and a draft of the Tender and Voting Agreement dated December 20, 2012, by and among certain stockholders named therein, Parent and Merger Sub (together, the “Draft Agreements”), which we have assumed are in substantially final form and from which we assume the final forms will not vary in any respect material to our analysis; reviewed the terms of the proposed Subsidiary Transfer Transaction and the related Merger Agreement; and

(xi)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company under the alternative business assumptions reflected therein. We express no view as to any projected financial data relating to the Company or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or materially reduce the benefits to the holders of the Company Common Stock of the Transaction.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

Letter to The Board of Directors and the Special Committee of the Board of Directors of Westway Group, Inc.

December 20, 2012

We have not been asked to pass upon, and express no opinion with respect to, any matter relating to the Transaction other than the fairness to the holders of the Company Common Stock, from a financial point of view, of the Common Stock Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Common Stock Consideration or otherwise. We have assumed that any modification to the structure of the Transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or the Special Committee or to any other persons in respect of the Transaction, including as to how any holder of shares of Company Common Stock should act in respect of the Transaction. We express no opinion herein as to the price at which shares of the Company or the counterparty will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Transaction is consummated. Prior to this engagement, we, Evercore Group L.L.C., and its affiliates provided financial advisory services to the Company and had received fees for the rendering of these services including the reimbursement of expenses. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and Parent pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to Parent in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Parent and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Special Committee and the Board of Directors in connection with their evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Common Stock Consideration is fair, from a financial point of view, to the holders of the shares of Company Common Stock entitled to receive such Common Stock Consideration.

Very truly yours, EVERCORE GROUP L.L.C.

By:	/s/ Perkins F. Hixon
Perkins F. Hixon Senior Managing Director

Annex II

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

II - 4